UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Dated as of March 1, 2004



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
     ---------------------------------------------------------------------------
                    (Address of principal executive office)







[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated March 1, 2004.

2. Audited Consolidated Financial Statements for Netia S.A. for the year ended December March 1, 2004.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                    [Netia logo]


FOR IMMEDIATE RELEASE
---------------------

                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                      Netia
                                                         - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                          - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350



NETIA SA REPORTS 2003 YEAR-END AND FOURTH QUARTER RESULTS
---------------------------------------------------------


           WARSAW, Poland - March 1, 2004 - Netia SA ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced its audited consolidated financial results for the year and quarter ended December 31, 2003.



FINANCIAL HIGHLIGHTS:
---------------------

>> REVENUES for 2003 were PLN 704.5m (US$188.4m), a year-on-year increase of 14.9%. Revenues for Q4 2003 were PLN 186.3m (US$49.8m), a year-on-year increase of 18.8%.

>> ADJUSTED EBITDA for 2003 was PLN 202.2m (US$54.1m), representing an adjusted EBITDA margin of 28.7% and a year-on-year increase of 30.3%. Adjusted EBITDA for Q4 2003 was PLN 54.5m (US$14.6m), representing an adjusted EBITDA margin of 29.2% and a year-on-year increase of 59.3%.

>> NON-CASH EXCEPTIONAL ADJUSTMENTS. Following an impairment test performed in connection with the new strategy and significant changes in market conditions, a non-cash impairment charge of PLN 799.7m (US$213.8m) was recorded in Q3 2003. Furthermore, the impairment test resulted in additional non-cash adjustment of PLN 171.6m (US$45.9m), recorded in Q4 2003 as a decrease in the value of the license assets upon receiving a final decision on forgiveness of the outstanding local license fee obligations. At the same time, the liability side of Netia's balance sheet was reduced by EUR(euro) 91.4m (in nominal terms) and the net amount of PLN 176.9m (US$47.3m), being the difference between reduction on the asset and liability sides, was reversed as a gain to the statements of operations.

>>   PROFIT FROM OPERATIONS FOR Q4 2003 was PLN 5.6m (US$1.5m).

>> NET PROFIT FOR Q4 2003 was PLN 191.2m (US$51.1m), achieved largely as an effect of reversing local license fee obligations. Thanks to solid operating performance and reduced depreciation levels Netia became net positive in Q4 2003 even excluding the non-cash exceptional adjustment described above.

>> NET LOSS FOR 2003 was PLN 729.1m (US$194.9m). This includes the effect of the impairment charge of PLN 799.7m (US$213.8m) that was partially offset by net gain of PLN 176.9m (US$47.3m), resulting from the reversal of local license fee obligations mentioned above.

>> CASH at December 31, 2003 was PLN 228.0m (US$61.0m) as compared to PLN 209.6m at September 30, 2003.

OPERATIONAL HIGHLIGHTS:
-----------------------

>> SALES OF TELECOMMUNICATIONS PRODUCTS OTHER THAN TRADITIONAL DIRECT VOICE (including indirect voice, data transmission, interconnection revenues, wholesale and other telecom services) increased their share of total revenues from telecom services to 33% or PLN 60.2m (US$16.1m) in Q4 2003 from 19% in Q4 2002 and to 29% or PLN 203.5m (US$54.4m) for 2003 from 16%
     in 2002.

>> SUBSCRIBER LINES (net of churn and disconnections) increased to 360,147 at December 31, 2003 from 341,160 at December 31, 2002, a year-on-year increase of 6%. Business customer lines increased to 118,533, representing a year-on-year increase of 12% and now account for 33% of total subscriber lines.

>> REVENUES FROM BUSINESS CUSTOMERS (including revenues from intelligent network and wholesale services) accounted for 69% and 68% of total telecom revenues in Q4 2003 and 2003, respectively.

>> AVERAGE MONTHLY REVENUE PER LINE (WITH REGARD TO DIRECT VOICE SERVICES) decreased by 6% to PLN 114 (US$30) in Q4 2003 from PLN 121 in Q4 2002 and increased by 1% from PLN 113 in Q3 2003.

>> HEADCOUNT of the Netia group (including all transferred employees from the now fully-integrated Swiat Internet S.A. ("Swiat Internet"), which was acquired in April 2003) was 1,273 at December 31, 2003, compared to 1,401 at September 30, 2003 and 1,289 at December 31, 2002. On August 28, 2003, Netia announced a plan to reduce its headcount by up to 300 employees countrywide by March 31, 2004.

>> RST EL-NET SA ("EL-NET"), AN ALTERNATIVE POLISH TELECOM CARRIER, WAS ACQUIRED BY NETIA on January 29, 2004. Netia purchased 100% of El-Net's share capital as well as all of El-Net's long-term liabilities to its parent and to consortium of banks for a price of PLN 96.5m (US$25.8m). In 2003 El-Net expects to report approximately PLN 115.0m (US$30.7m) in revenues and PLN 24.0m (US$6.4m) in EBITDA. Approximately 59% of El-Net's voice service revenues are from business customers. In addition to the new foothold in Bydgoszcz, this acquisition solidifies Netia's position within its business customer base in Warsaw.

           WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER, commented: "I'm pleased to announce that Netia achieved its first-ever quarter of positive EBIT, capping a year of important milestones. Having completed its financial restructuring, Netia's growth has accelerated throughout the year thanks to our success in marketing business customer solutions. Netia extended its track record of double-digit revenue growth, delivering a top-line increase of 15% for the year to PLN 704.5 million. We are particularly pleased with the growth of revenues from products other than traditional voice services, which doubled in 2003 to PLN 203.5 million and now account for nearly one-third of telecom revenues. In addition, we were cash-flow positive as we improved adjusted EBITDA by 30% for the year and reached adjusted EBITDA margin of 29% while controlling our capex spending at a level of 21% of revenues.

           "In line with Netia's strategy and our 2003-2008 business plan, we are strengthening our business customer base and adding a new layer of growth driven by M&A opportunities, with the goal of raising margins and doubling revenues by 2008. The recent acquisition of El-Net confirms Netia's position as Poland's leading alternative telecommunications provider and marks another important step in the consolidation of the market. The integration of Swiat Internet, which produced for the first time a positive EBITDA margin in the fourth quarter of 2003, also proved successful, underscoring Netia's ability to capitalise on available synergies and drive performance improvements. We intend to use the experience gained from the integration of Swiat Internet to ensure the smooth integration of El-Net's operations into Netia, which we are looking to complete by the end of 2004.

"The recently concluded legal merger of Netia and 19 of its subsidiaries will enable us to further reduce overheads and simplify operational processes. Having completed the operational integration of Swiat Internet, we now plan to reduce the number of legal entities within its group.

           "With the decision of the Polish Minister of Infrastructure to cancel all of Netia's outstanding local license fee obligations in exchange for Netia's past investments into telecom infrastructure, we eliminated our remaining local license fee liability in the fourth quarter of 2003. A similar process is ahead of us with regard to El-Net's local license fee obligations of approximately EUR(euro) 114 million."

OTHER HIGHLIGHTS:
-----------------

>> NETIA'S ISSUED AND OUTSTANDING SHARE CAPITAL equaled PLN 344,486,821 as of December 31, 2003 and was divided into 344,486,821 shares, PLN 1 par value per share, each representing one right to vote at Netia's general meeting of shareholders. Netia's share capital continues to increase upon the exercise of subscription warrants, which were issued in connection with Netia's financial restructuring. As of March 1, 2004, 8,737,944 subscription warrants had been exercised out of a total of 64,848,442 issued. As of March 1, 2004, Netia's share capital equaled PLN 352,783,156.

>> THE MERGER BETWEEN NETIA AND ITS 19 WHOLLY-OWNED SUBSIDIARIES was successfully completed on December 31, 2003. The merger is expected to result in optimizing the utilization of the Netia group's assets and increasing the efficiency of its operations. As a result of this internal consolidation, the Netia group currently includes the following companies conducting telecommunications activities: Netia SA (100%), RST El-Net SA (100%), the Netia Swiat SA group companies (100%) and Uni-Net Sp. z o.o. (58%).

>> A DECISION CANCELING ALL NETIA'S OUTSTANDING LOCAL LICENSE FEES, amounting to EUR(euro) 91.4m (in nominal terms), in exchange for investments into telecom infrastructure incurred by Netia in 2001 and 2002, was issued by the Polish Minister of Infrastructure on December 23, 2003.

>> CHANGES WITHIN NETIA'S SUPERVISORY BOARD. Mr. Andrzej Wiercinski, member of Netia's supervisory board, resigned from his position.

>> CHANGES WITHIN NETIA'S MANAGEMENT BOARD. Mr. Zbigniew Lapinski, member of Netia's management board, resigned from his position, effective February 25, 2004. Ms. Elizabeth McElroy, member of Netia's management board, resigned from her position effective February 29, 2004, in accordance with the previous announcement dated January 5, 2004.

>> AN EXTRAORDINARY GENERAL MEETING OF NETIA'S SHAREHOLDERS will be held on March 11, 2004, at the request of shareholders representing over one-tenth of Netia's share capital, to adopt changes in the composition of Netia's supervisory board and decide on remuneration of supervisory board members.

>> NETIA'S SHARES WERE INCLUDED IN THE PTX INDEX (POLISH TRADED INDEX), being part of the Wiener Boerse's "CECE Index Family" indices for Central and Eastern European companies, effective January 15, 2004.



CONSOLIDATED FINANCIAL INFORMATION

Please note that due to the changes in presentation introduced as of January 1, 2003 and a related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating cost figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously. In addition, monthly ARPUs presented in this release are given for a relevant three-month period as opposed to figures for the last month in a period reported previously. Please also see our condensed consolidated financial statements for the year ended December 31, 2003.

2003 VS. 2002

REVENUES increased by 15% to PLN 704.5m (US$188.4m) for 2003 compared to PLN 613.0m for 2002.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 16% to PLN 692.9m (US$185.3m) from PLN 596.7m in 2002. The increase was attributable to the expansion of other than traditional direct voice products, such as indirect voice, data transmission, interconnection revenues, wholesale and other telecom services. The share of revenues from these products increased to 29% of total revenues from telecommunications services during 2003 as compared to 16% for 2002. In particular, revenues from indirect voice services increased between these periods by 93% to PLN 66.7m (US$17.8m), data transmission revenues increased by 150% to PLN 51.2m (US$13.7m) and revenues from wholesale services increased by 113% to PLN 51.7m (US$13.8m).

ADJUSTED EBITDA increased by 30% to PLN 202.2m (US$54.1m) for 2003 from PLN 155.2m for 2002. Adjusted EBITDA margin increased to 28.7% from 25.3%. This increase was achieved due to increases in revenues combined with our continuous efforts to optimize the level of operating costs.

NON-CASH EXCEPTIONAL ITEM ADJUSTMENTS impacted the financial results for 2003 and were related to the impairment test performed in Q3 2003. The impairment test compared the book value of the non-current assets and their fair value based on their projected cash flows. It resulted in an impairment charge of PLN 799.7m (US$213.8m) recorded in Q3 2003, which was allocated among the particular groups of assets as follows: tangible fixed assets - PLN 581.0m (US$155.3m), construction in progress - PLN 25.9m (US$6.9m), computer software - PLN 29.3m (US$7.8m) and telecommunications licenses - PLN 163.5m (US$43.7m).

Furthermore, the impairment test resulted in an additional non-cash adjustment of PLN 171.6m (US$45.9m), recorded in Q4 2003 as a decrease in the value of the license assets after receiving a final decision on forgiveness of the outstanding local license fee obligations. Since the cancellation of local license fees also resulted in reducing the liability side of Netia's balance sheet by PLN 348.5m (US$93.2m), the remaining amount of PLN 176.9m (US$47.3m) was reflected as a gain in the statements of operations.

INTERCONNECTION CHARGES amounted to PLN 122.0m (US$32.6m) for 2003 as compared to PLN 126.1m for 2002. The 3% decrease in interconnection charges was mainly due to lower interconnection rates on fixed-to-mobile calls, introduced in Q3 2003.

OPERATING EXPENSES (EXCLUDING INTERCONNECTION CHARGES) represented 55% of total revenues for 2003 as compared to 54% for 2002, and consisted primarily of salaries and benefits as well as legal and financial services. With regard to the latter category, 48% of the total amount were property tax and insurance. Operating expenses (excluding interconnection charges) increased by 16% to PLN 385.2m (US$103.0m) from PLN 331.7m for 2002. This was mainly due to an increase in the cost of rented lines and network maintenance, associated to a large extent with the acquisition of Swiat Internet, as well as an increase in sales and marketing expenses. In addition, significant one-time severance payments of PLN 7.5m (US$2.0m), resulting from senior management changes, were recorded in 2003.

DEPRECIATION OF FIXED ASSETS decreased by 2% to PLN 190.3m (US$50.9m) compared to PLN 194.6m for 2002, as the construction stage of the network expansion was completed and also as a result of the impairment charge on non-current assets recorded in 2003.

AMORTIZATION OF INTANGIBLE ASSETS increased by 6% to PLN 78.1m (US$20.9m) from PLN 74.0m for 2002 due to a significant increase in the value of our software systems.

AMORTIZATION OF NEGATIVE GOODWILL arising from the purchases of shares in Swiat Internet and Netia 1 Sp. z o.o. in Q2 2003, amounting to PLN 25.8m (US$6.9m), was recorded in 2003.

A NET EFFECT OF CANCELING LOCAL LICENSE FEE OBLIGATIONS, following the Polish Minister of Infrastructure's decision to cancel these obligations in exchange for Netia's past investments into telecom infrastructure, was recorded in 2003 and amounted to PLN 63.4m (US$16.9m) of reversal of amortization and PLN 113.5m (US$30.3m) of reversal of financial expenses, respectively.

NET FINANCIAL EXPENSES decreased to PLN 65.6m (US$17.5m) for 2003 from PLN 417.6m in 2002, due to the successful completion of the financial restructuring and the elimination of obligations under notes previously issued by Netia. In addition, the net financial expenses for 2003 included a write-off in the amount of PLN 40.2m (US$10.7m) related to an unamortized part of the 2002 Notes issuance costs, following their early redemption in Q1 2003.

NET LOSS increased by 8% to PLN 729.1m (US$194.9m), compared to a net loss of PLN 675.0m for 2002. The increase in net loss between these periods was mainly attributable to an impairment charge of PLN 799.7m (US$213.8m) on Netia's non-current assets recorded in 2003 as mentioned above, while similar exceptional non-cash items of PLN 149.4m (US$39.9m) impacted net loss for 2002. The impairment charge recorded in 2003 was partially offset by a net effect of canceling local license fee obligations in the total amount of PLN 176.9m (US$47.3m), described above.

NET CASH USED FOR THE PURCHASE OF FIXED ASSETS AND COMPUTER SOFTWARE decreased by 45% to PLN 147.7m (US$39.5m) for 2003 from PLN 270.5m for 2002. In addition, PLN 199.3m (US$53.3m) deposited in 2002 in a restricted account as temporary security for obligations arising under the 2002 Notes was released in 2003, and a deposit of PLN 60.2m (US$16.1m) was turned over to Netia in 2003 following the successful completion of its financial restructuring; also, net cash in the amount of PLN 16.6m (US$4.4m) was received in 2003 upon the purchase of Swiat Internet. As a result, cash provided by investing activities amounted to PLN 118.4m (US$31.7m) for 2003, compared to cash usage of PLN 468.3m for 2002.

CASH AND CASH EQUIVALENTS at December 31, 2003 in the amount of PLN 228.0m (US$61.0m) were available to fund Netia's operations.

Q4 2003 VS. Q3 2003


REVENUES increased by 4% to PLN 186.3m (US$49.8m) for Q4 2003 from PLN 179.1m for Q3 2003. This resulted mainly from a 8% increase in revenues from telecommunications products other than traditional direct voice to PLN 60.2m (US$16.1m) in Q4 2003 from PLN 55.7m in Q3 2003 and a 2% increase in direct voice revenues to PLN 122.9m (US$32.9m) for Q4 2003 from PLN 120.1m in Q3 2003.

ADJUSTED EBITDA increased by 2% to PLN 54.5m (US$14.6m) for Q4 2003 from PLN 53.6m in Q3 2003. Adjusted EBITDA margin decreased slightly to 29.2% for Q4 2003 from 29.9% for Q3 2003. The decrease in adjusted EBITDA margin was mainly a result of an increase in sales and marketing expenses, driven by a new brand image campaign launched in October 2003.

NET PROFIT amounted to PLN 191.2m (US$51.1m) in Q4 2003, compared to a net loss of PLN 824.6m in Q3 2003. The improvement was mainly due to a net effect of canceling all outstanding local license fee obligations in exchange for investments into telecom infrastructure incurred by Netia in the past, totaling to PLN 176.9m (US$47.3m), and decreased depreciation levels following the impairment charge of PLN 799.7m (US$213.8m) recorded in Q3 2003.


OPERATIONAL REVIEW

CONNECTED LINES increased by 2% to 509,432 at December 31, 2003 from 500,552 at December 31, 2002 and by 0.3% from 507,842 at September 30, 2003.

SUBSCRIBER LINES IN SERVICE increased by 6% to 360,147 at December 31, 2003 from 341,160 at December 31, 2002 and by 1% from 356,140 at September 30, 2003. The number of subscriber lines is net of customer voluntary churn and disconnections by Netia of defaulting payers, which amounted to 7,159 and 2,689, respectively, for Q4 2003 and 29,550 and 7,549, respectively, for 2003. The total churn of 9,848 subscriber lines recorded in Q4 2003 was down from 12,985 subscriber lines in Q4 2002. In addition, the customer voluntary churn recorded in Q4 2003 included the internal churn of 2,556, which represents the customers who switched between different services offered by Netia.

BUSINESS CUSTOMER LINES IN SERVICE increased by 12% to 118,533 at December 31, 2003 from 105,638 at December 31, 2002 and by 4% from 114,413 at September 30, 2003.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES at December 31, 2003 reached 32.9%, up from 31.0% at December 31, 2002 and from 32.1% at September 30, 2003, reflecting the intensified focus on the corporate and SME market segments. Business customer lines accounted for 67.9% of net additions in 2003 and all net additions in Q4 2003.

AVERAGE MONTHLY DIRECT VOICE REVENUE PER BUSINESS LINE amounted to PLN 199 (US$53) for Q4 2003, representing a 10% decrease from PLN 222 for Q4 2002 and a 3% decrease from PLN 205 for Q3 2003.

AVERAGE MONTHLY DIRECT VOICE REVENUE PER RESIDENTIAL LINE amounted to PLN 72 (US$19) for Q4 2003, representing a 4% decrease from PLN 75 for Q4 2002 and a 3% increase from PLN 70 for Q3 2003.

AVERAGE MONTHLY DIRECT VOICE REVENUE PER LINE amounted to PLN 114 (US$30) for Q4 2003, representing a 6% decrease from PLN 121 in Q4 2002 and a 1% increase from PLN 113 in Q3 2003.

HEADCOUNT at December 31, 2003 was 1,273 compared to 1,289 at December 31, 2002 and 1,401 at September 30, 2003. The increase in headcount recorded during 2003 was due to the acquisition of Swiat Internet in Q2 2003 (which at the time of the acquisition employed 234 people) and transfer of its staff to Netia. In August 2003 Netia announced its plan to reduce headcount by up to 300 employees countrywide by the end of Q1 2004.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 15% to PLN 43,807 (US$11,712) in 2003 compared to PLN 38,135 in 2002. Monthly average telecommunications revenue per employee in Q4 2003 increased by 14% to PLN 46,411 (US$12,408) from PLN 40,855 in Q4 2002.

NEW, IMPROVED METHOD OF ACCESS TO MOBILE PHONE NETWORKS WAS OFFERED TO NETIA'S INDIRECT VOICE CUSTOMERS in November 2003. In addition to the existing availability via free of charge access numbers, these connections are now available through Netia's prefix (1055), thus simplifying the dialing process.

AN EXTENDED INTERNET FLAT RATE (for daytime and nighttime access) was introduced to Netia's Internet dial-up customers using analog lines in November 2003. The new flat rate combines unlimited nighttime Internet access with 100 hours of daytime connections, previously offered separately, at PLN 128.4 (gross) per month.

NEW TARIFF PLANS FOR VOICE SERVICES with per-second billing were introduced on December 1, 2003, complementing Netia's existing offering and being targeted particularly on business customers.

NEW DATA TRANSMISSION IP VPN SERVICE was introduced by Netia in December 2003. Netia has so far offered IP VPN services based on a platform owned by Swiat Internet, a subsidiary acquired in April 2003. The new IP VPN product enables the provision of IP VPN services based on Netia's data transmission network.

NEW TARIFF PLAN FOR FREE-PHONE SERVICE ("800" SERVICE) AND SPLIT CHARGE SERVICE ("801" SERVICE) was introduced on February 2, 2004, complementing the existing tariff plan for these services.

-----------------------------------------------------------------------------------------------------------------------------------
 KEY FIGURES
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PLN'000                                 2003           2002          4Q03           3Q03          2Q03           1Q03          4Q02
------------------------------------------------------------------------------------------------------------------------------------
Revenues **                          704,526        612,992       186,267        179,134       177,821        161,304       156,822
y-o-y % change                         14.9%          12.4%         18.8%          15.7%         16.2%           8.8%          6.9%
EBITDA / Adjusted EBITDA **          202,217        155,225        54,461         53,579        50,575         43,602        34,197
Margin %                               28.7%          25.3%         29.2%          29.9%         28.4%          27.0%         21.8%
y-o-y change %                         30.3%         153.7%         59.3%          10.0%         19.7%          44.9%         16.9%
EBIT                               (840,098)      (262,808)         5,622      (818,810)       (1,373)       (25,537)      (68,131)
Margin %                            (119.2%)        (42.9%)          3.0%       (457.1%)        (0.8%)        (15.8%)       (43.4%)
Net profit / (loss)                (729,079)      (674,972)       191,184      (824,638)      (15,367)       (80,258)       148,576

Total debt                                 -      (161,756)             -              -             -              -     (161,756)
Cash and cash equivalents            228,001        132,465       228,001        209,551       192,642        110,855       132,465
                                   (147,699)      (270,548)      (38,989)       (32,184)      (39,215)       (37,311)      (49,477)
Capex

------------------------------------------------------------------------------------------------------------------------------------
US$'000 *                               2003           2002          4Q03           3Q03          2Q03           1Q03          4Q02
------------------------------------------------------------------------------------------------------------------------------------
Revenues **                          188,351        163,880        49,798         47,890        47,539         43,124        41,925
y-o-y % change                         14.9%          12.4%         18.8%          15.7%         16.2%           8.8%          6.9%
EBITDA / Adjusted EBITDA **           54,062         41,498        14,660         14,324        13,521         11,657         9,142
Margin %                               28.7%          25.3%         29.2%          29.9%         28.4%          27.0%         21.8%
y-o-y change %                         30.3%         153.7%         59.3%          10.0%         19.7%          44.9%         16.9%
EBIT                               (224,595)       (70,260)         1,503      (218,904)         (367)        (6,827)      (18,214)
Margin %                            (119.2%)        (42.9%)          3.0%       (457.1%)        (0.8%)        (15.8%)       (43.4%)
Net profit / (loss)                (194,914)      (180,450)        51,112      (220,462)       (4,108)       (21,456)        39,721

Total debt                                 -       (43,244)             -              -             -              -      (43,244)
Cash and cash equivalents             60,955         35,414        60,955         56,022        51,502         29,636        35,414
Capex                               (39,486)       (72,329)      (10,423)        (8,604)      (10,484)        (9,975)      (13,227)


* The US$ amounts shown in this table and in the entire document have been translated using an exchange rate of PLN 3.7405 = US$1.00, the average rate announced by the National Bank of Poland at December 31, 2003. These figures are included for the convenience of the reader only.



** Please note that due to the changes of presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously.


-----------------------------------------------------------------------------------------------------------------------------------
KEY OPERATIONAL INDICATORS
------------------------------------------------------------------------------------------------------------------------------------

                                                                     4Q03           3Q03          2Q03           1Q03         4Q02
-----------------------------------------------------------------------------------------------------------------------------------
NETWORK DATA
Backbone (km)                                                       3,883          3,850         3,840          3,840        3,840
Number of connected lines (cumulative)                            509,432        507,842       503,672        501,512      500,552


SUBSCRIBER DATA (WITH REGARD TO DIRECT VOICE SERVICES)
Subscriber lines (cumulative)                                     360,147        356,140       351,295        345,447      341,160
     Incl. ISDN equivalent of lines                                68,158         64,122        59,916         56,510       53,288
Total net additions                                                 4,007          4,845         5,848          4,287          928
Business net additions                                              4,120          3,251         2,559          2,965        2,429
Business subscriber lines (cumulative)                            118,533        114,413       111,162        108,603      105,638
Business mix of total subscriber lines (cumulative)                 32.9%          32.1%         31.6%          31.4%        31.0%

Monthly ARPU (PLN) ^                                                  114            113           119            119          121
Monthly ARPU per business line (PLN) ^                                199            205           213            215          222
Monthly ARPU per residential line (PLN) ^                              72             70            74             73           75

Churn                                                               9,848          9,226         8,146          9,879       12,985
     Disconnections of defaulting payers originated by Netia        2,689          1,641         1,536          1,683        5,279
     Voluntary churn                                                7,159          7,585         6,610          8,196        7,706
       Incl. internal churn*                                        2,556          2,941

OTHERS
Headcount                                                           1,273          1,401         1,430          1,283        1,289


^ Monthly ARPUs presented in this report are given for a relevant three-month period as opposed to figures for a last month in a period reported previously.

* There is no data on internal churn available for the periods earlier than Q3 2003.



                               (Tables to Follow)

-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (ACCORDING TO IAS)
-----------------------------------------------------------------------------------------------------------------------------------
 (PLN in thousands unless otherwise stated)

 TIME PERIODS:                                                         2003              2002                4Q03           3Q03
                                                                     Audited           Audited            Unaudited      Unaudited
 ----------------------------------------------------------------------------------------------------------------------------------
 Telecommunications revenue
        Direct Voice                                                 489,453           503,058              122,904        120,063
        ------------                                                 -------           -------              -------        -------
        >>     installation fees                                         847             1,162                  216            136
        >>     monthly charges                                       124,835           126,366               31,828         31,350
        >>     calling charges                                       363,771           375,530               90,860         88,577
            -       local  calls                                     123,933           126,276               32,721         28,834
            -       domestic long-distance calls                      73,947            72,447               18,548         18,487
            -       international long-distance calls                 30,384            33,747                8,152          7,735
            -       fixed-to-mobile calls                            114,950           118,388               26,522         28,989
            -       other                                             20,557            24,672                4,917          4,532
        Indirect Voice                                                66,728            34,628               19,018         18,430
        --------------                                                ------            ------               ------         ------
        Data                                                          51,166            20,468               15,406         14,652
        ----                                                          ------            ------               ------         ------
        Interconnection revenues                                       5,108             5,699                1,175          1,062
        ------------------------                                       -----             -----                -----          -----
        Wholesale services                                            51,738            24,318               14,301         13,147
        ------------------                                            ------            ------               ------         ------
        Other telecommunications revenues                             28,746             8,557               10,342          8,373
        ---------------------------------                             ------             -----               ------          -----
 TOTAL TELECOMMUNICATIONS REVENUE                                    692,939           596,728             183,146         175,727
 Other revenue                                                        11,587            16,264               3,121           3,407
 TOTAL REVENUES                                                      704,526           612,992             186,267         179,134

 OTHER OPERATING INCOME                                                4,983                 -                 505               -

 Interconnection charges                                           (122,045)         (126,088)             (29,828)        (29,252)
 Salaries & benefits                                               (133,040)         (123,370)             (35,565)        (35,865)
 Legal & financial services                                         (75,477)          (72,255)             (16,689)        (16,933)
 Cost of rented lines & network maintenance                         (55,026)          (43,358)             (16,255)        (14,751)
 Sales & marketing                                                  (28,281)          (20,816)              (9,437)         (5,819)
 Other operating expenses                                           (93,423)          (71,880)             (24,537)        (22,935)
 EBITDA / ADJUSTED EBITDA                                            202,217          155,225               54,461          53,579
 MARGIN (%)                                                            28.7%             25.3%                29.2%           29.9%

 Depreciation of fixed assets                                      (190,340)         (194,634)             (39,889)        (52,444)
 Amortization of negative goodwill                                   25,828                 -                3,315           3,132
 Amortization of intangible assets                                  (78,108)          (74,046)             (12,265)        (23,382)
 Impairment provision for non-current assets                       (799,695)         (149,353)                   -        (799,695)
 EBIT                                                              (840,098)         (262,808)               5,622        (818,810)
 MARGIN (%)                                                         (119.2%)           (42.9%)                 3.0%         (457.1%)

 Net effect of cancellation of license fee obligations               176,940                 -             176,940               -
 Net financial expenses                                             (65,621)         (417,570)               8,922          (5,566)
 (LOSS) / PROFIT BEFORE TAX                                        (728,779)         (680,378)             191,484        (824,376)

 Tax (charges) / benefits                                               254             (1,903)               (117)            (90)
 Minority share in profit of subsidiaries                              (554)             7,309                (183)           (172)
 NET LOSS / PROFIT                                                 (729,079)         (674,972)             191,184        (824,638)
 MARGIN (%)                                                         (103.5%)          (110.1%)              102.6%         (460.3%)

 (Loss) / Profit  per share (not in thousands)                        (2.12)           (17.89)                0.56           (2.40)
 Diluted profit per share (not in thousands)                            n/a               n/a                 0.52             n/a
 Weighted average number of shares outstanding (not in
 thousands)                                                      343,849,029        37,730,692         344,018,173      343,789,345
 Weighted average diluted number of shares                              n/a               n/a          369,800,156              n/a



------------------------------------------------------------------------------------------------------------------------------------
NOTE TO FINANCIAL EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                           2003              2002            4Q03              3Q03
                                                                     Audited           Audited         Unaudited         Unaudited
-----------------------------------------------------------------------------------------------------------------------------------
Net interest expense                                                 (3,934)         (229,701)             2,011             (342)
Net foreign exchange gains / (losses)                               (19,839)         (187,742)             6,073           (5,293)
Write-off of notes issuance costs due to redemption of notes        (40,211)                -                950                -
Amortization of discount on installment obligations                    (566)                -               (147)            (143)
Amortization of notes issuance costs                                 (1,265)             (127)                 -                -
Other                                                                   194                 -                 35              212


------------------------------------------------------------------------------------------------------------------------------------
EBITDA/ ADJUSTED EBITDA RECONCILIATION TO LOSS FROM OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                          2003              2002              4Q03              3Q03
                                                                     Audited           Audited         Unaudited         Unaudited
-----------------------------------------------------------------------------------------------------------------------------------

PROFIT / (LOSS) FROM OPERATIONS                                     (840,098)         (262,808)            5,622          (818,810)
Add back:
          Depreciation of fixed assets                               190,340           194,634            39,889            52,444
          Amortization of intangible assets                           78,108            74,046            12,265            23,382
          Amortization of negative goodwill                          (25,828)                -            (3,315)           (3,132)
          Impairment provision for non-current assets                799,695           149,353                 -           799,695

EBITDA / ADJUSTED EBITDA                                             202,217           155,225            54,461            53,579



-----------------------------------------------------------------------------------------------------------------------------------
 BALANCE SHEET (ACCORDING TO IAS, audited)
-----------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS                                                             DECEMBER 31, 2003                  DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                          228,001                            132,465
Restricted investments, cash and cash equivalents                                        -                            254,211
Accounts receivable
     Trade, net                                                                     95,023                             87,067
     Government value added tax                                                      3,271                              2,374
     Other                                                                           2,249                              8,147
Inventories                                                                            737                                854
Prepaid expenses                                                                     8,711                              8,260
TOTAL CURRENT ASSETS                                                               337,992                            493,378

Investments                                                                              9                              1,663
Fixed assets, net                                                                1,584,608                          2,245,917
Licenses, net                                                                      252,732                            639,176
Computer software, net                                                              91,429                            112,685
Negative goodwill                                                                 (28,799)                                  -
Other long-term assets                                                               1,606                                  -
TOTAL NON-CURRENT ASSETS                                                         1,901,585                          2,999,441

TOTAL ASSETS                                                                     2,239,577                          3,492,819

Short-term liabilities for licenses                                                  4,759                            211,247
Accounts payable and accruals
     Trade                                                                          64,751                             89,864
    Government payables                                                              4,325                                  -
     Accruals and other                                                             69,731                             85,805
Deferred income                                                                      9,751                              6,956
TOTAL CURRENT LIABILITIES                                                          153,317                            393,872

Long-term debt                                                                           -                            161,756
Long-term liabilities for licenses                                                   4,361                            112,260
Long-term installment obligations                                                    5,707                              5,141
Other long-term obligations                                                            508                                  -
TOTAL NON-CURRENT LIABILITIES                                                       10,576                            279,157

Minority interest                                                                    4,328                             17,499

Share capital                                                                      344,487                            203,285
Share premium                                                                    1,572,903                          1,713,865
Treasury shares                                                                    (2,812)                            (2,812)
Other reserves                                                                   3,816,325                          3,819,712
Accumulated deficit                                                            (3,659,547)                        (2,931,759)
TOTAL SHAREHOLDERS' EQUITY                                                       2,071,356                          2,802,291

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       2,239,577                          3,492,819


-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW STATEMENT (ACCORDING TO IAS)
-----------------------------------------------------------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                             2003              2002            4Q03             3Q03
                                                                       Audited           Audited         Unaudited        Unaudited
------------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) / PROFIT                                                  (729,079)         (674,972)           191,184        (824,638)

Depreciation of fixed assets and amortization of licenses
  and other intangible assets                                          268,448           268,680            52,154           75,826
Net effect of cancellation of license fee obligations                (176,940)                 -         (176,940)                -
Amortization of negative goodwill                                     (25,828)                 -           (3,315)          (3,132)
Amortization of notes issuance costs                                     1,265               127                 -                -
Amortization of discount on installment obligations                        566                 -               147              143
Write-off of notes issuance costs                                       40,211                 -             (950)                -
Interest expense accrued on license liabilities                          8,985            22,595             2,300            2,338
Interest expense accrued on long-term debt                               3,030           220,428                 -                -
Minority share in profits of subsidiaries                                  554           (7,309)               183              172
Decrease / (increase) in long-term assets                              (1,606)                 -             (795)              295
Other provisions                                                         (715)                 -             (135)          (2,814)
Impairment provision for non-current assets                            799,695           149,353                 -          799,695
Foreign exchange (gains) / losses                                       18,638           195,914           (9,050)            7,470
Changes in working capital                                             (4,766)            23,660             2,782           10,576
NET CASH PROVIDED BY OPERATING ACTIVITIES                              202,458           198,476            57,565           65,931

Purchase of fixed assets and computer software                       (147,699)         (270,548)          (38,989)         (32,184)
Decrease / (increase) in restricted cash and cash equivalents          259,514         (197,744)                 -                -
Purchase of minority shareholdings in a subsidiary                       (577)                 -                 -                -
Purchase of subsidiary, net of received cash                            16,640                 -               (8)             (54)
Increase of investments                                                  (291)                 -               114               10
Payments for licenses                                                  (9,160)                 -                 -                -
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES                  118,427         (468,292)          (38,883)         (32,228)

Proceeds from share issue, net                                             442                 -               105              219
Redemption of notes                                                  (204,193)                 -                 -                -
Payments related to restructuring                                     (24,634)          (80,394)               183         (18,865)
Issuance of notes for warrants                                             508                 -                 -                -
Payments for cancellation of swap transactions                               -          (29,279)                 -                -
NET CASH USED IN FINANCING ACTIVITIES                                (227,877)         (109,673)               288         (18,646)

Effect of exchange rate change on cash and cash equivalents              2,528            25,008             (520)            1,852

NET CHANGE IN CASH AND CASH EQUIVALENTS                                 95,536         (354,481)            18,450           16,909

Cash and cash equivalents at the beginning of the period               132,465           486,946           209,551          192,642

Cash and cash equivalents at the end of the period                     228,001           132,465           228,001          209,551


--------------------------------------------------------------------------------
DEFINITIONS
--------------------------------------------------------------------------------

2002 NOTES -                    10% Senior Secured Notes due 2008, redeemed
                                fully by Netia on March 24, 2003;

ARPU - average monthly revenue per direct voice line (business or residential) during the period; ARPU is obtained by dividing the amount of monthly revenues from direct voice services (excluding installation fees) by the average number of subscriber lines, in each case for the referenced three-month period;

BACKBONE -                      a telecommunications network designed to carry
                                the telecommunications traffic between the main junctions of the network;

CAPEX - cash spending related to capital expenditures during the period;

CASH -                          cash and cash equivalents at the end of period;

CHURN - termination of direct voice services contracted by a subscriber, which was originated either by a subscriber (voluntary churn) or by Netia (disconnection of a defaulting payer). In addition, voluntary churn includes subscribers who either resigned from some of Netia's products but remained Netia's customers and are still billed by Netia (internal churn);

CONNECTED LINE -                a telecommunications line which was constructed,
                                tested and connected to Netia's
                                network/switching node and is ready for
                                activation after signing an agreement for providing telecommunications services;

COST OF  RENTED  LINES &
NETWORK  MAINTENANCE  -         cost of rentals of lines and telecommunications
                                equipment, as well as maintenance, services and related expenses necessary to operate our network;

DATA REVENUES -                 revenues from provisioning Frame Relay
                                (including IP VPN-virtual private network services), lease of lines and Internet fixed-access services;

DIRECT VOICE REVENUES -         telecommunications revenues from voice services
                                offered by Netia to its subscribers. Direct voice services include the following traffic fractions: local calls, domestic long-distance
                                (DLD) calls, international long distance (ILD) calls, fixed-to-mobile calls and other services
                                (incl. Internet dial-in, emergency calls, komertel and intelligent network services (0-80x and 0-70x));

EBITDA  /ADJUSTED  EBITDA -     to supplement the reporting of our consolidated
                                financial information under IFRS, we will continue to present certain financial measures, including EBITDA. We define EBITDA as net income/(loss) as measured by IFRS, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2002 and 2003 has been further adjusted for impairment of goodwill and provisions for non-current assets and is therefore defined as Adjusted EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IFRS measure and should not be considered as an alternative to IFRS measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IFRS or as an indicator of liquidity. The presentation of EBITDA, however, enables investors to focus on period-over-period operating performance, without the impact of non-operational or non-recurring items. It is also among the primary indicators we use in planning and operating the business. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies;

HEADCOUNT -                     full time employment equivalents;

INDIRECT VOICE REVENUES -       telecommunications revenues from the services
                                offered through Netia's prefix (1055) to customers being subscribers of other operators.
                                Indirect access services include the following traffic fractions: domestic long-distance (DLD) calls, international long distance (ILD) calls and fixed-to-mobile calls;

INTERCONNECTION CHARGES  -      payments made by Netia to other operators for
                                origination, termination or transfer of traffic using other operators' networks;

INTERCONNECTION REVENUES  -     payments made by other operators to Netia for
                                origination, termination or transfer of traffic using Netia's network;

LEGAL AND FINANCIAL SERVICES -  costs of taxes and fees, insurance as well as other financial services provided to Netia by third parties;

OTHER OPERATING EXPENSES -      include primarily costs of office and car
                                maintenance, information technology services, costs of materials and energy, mailing services, bad debt expense and other provisions and external services;

OTHER TELECOMMUNICATIONS
REVENUES -                      revenues from provisioning Internet dial-in
                                services for Netia's indirect customers (based on a call-back principle (provided currently) and an access number (0-20) (to be provided in the future)), intelligent network services
                                (0-80x and 0-70x), as well as other non-core revenues;

OTHER REVENUE -                 revenues from radio-trunking services provided
                                by Netia's subsidiary, Uni-Net Sp. z o.o.;

SUBSCRIBER LINE -               a connected line which became activated and
                                generated revenue at the end of the period;

TOTAL DEBT -                    short-term and long-term interest bearing
                                liabilities;

WHOLESALE SERVICES -            revenues from providing commercial network
                                services such as voice termination, incoming
                                Voice over Internet Protocol (VoIP), telehousing and collocation as well as backbone-based services.



Netia management will hold a conference call to review the results tomorrow, Tuesday, March 2, at 3:30 PM (UK) / 4:30 PM (Continent) / 10:30 AM (Eastern). To register for the call and obtain dial in numbers please contact Mark Walter at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003, its Current Report on Form 6-K filed with the Commission on August 8, 2003, its Current Report dated August 13, 2003, its Current Report dated September 23, 2003, its Current Report dated October 1, 2003, its Current Report dated November 4, 2003, its Current Report dated November 6, 2003, its Current Report dated December 29, 2003 and its Current Report dated February 3, 2004. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

         NETIA S.A.
         CONSOLIDATED FINANCIAL STATEMENTS
                                                              DECEMBER 31, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SUPERVISORY BOARD AND SHAREHOLDERS
OF NETIA S.A.



We have audited the accompanying consolidated balance sheet of Netia S.A. and its subsidiaries (the "Company") as at December 31, 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, all of them expressed in Polish Zloty ("PLN"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and the consolidated results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards.

The convenience translations are disclosed as part of the consolidated financial statements. The convenience translation for the year ended December 31, 2003 has been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at December 31, 2003 of PLN 3.7405 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.



PricewaterhouseCoopers Sp. z o.o.



Warsaw, Poland
March 1, 2004

                               NETIA HOLDINGS S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                                                                      $ (NOTE 3)
                                                                                                                    ----------------
                                                                             DECEMBER 31,           DECEMBER 31,       DECEMBER 31,
                                                               NOTE             2002                   2003                  2003
                                                             ----------   ------------------   ------------------   ----------------
                                                                                (PLN)                 (PLN)             (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents....................................   5                  132,465              228,001             60,955
Restricted investments, cash and cash equivalents............   6                  254,211                    -
Accounts receivable..........................................
   Trade, net of allowance for doubtful accounts PLN 45,278
      and PLN 55,381 (USD 14,805)............................                       87,067               95,023             25,404
   Tax receivables...........................................                        2,374                3,271                874
   Other.....................................................                        8,147                2,249                601
Inventories                                                                            854                  737                197
Prepaid expenses.............................................                        8,260                8,711              2,329
                                                                          ------------------   ------------------   ----------------
TOTAL CURRENT ASSETS.........................................                      493,378              337,992             90,360

Available for sale investments...............................                        1,663                    9                  2
Fixed assets, net............................................ 7, 10              2,245,917            1,584,608            423,635
Intangible assets............................................
   Licenses, net............................................. 8, 10                639,176              252,732             67,566
   Computer software, net.................................... 9, 10                112,685               91,429             24,443
Negative goodwill............................................   12                       -              (28,799)            (7,699)
Other long term assets.......................................                            -                1,606                429
                                                                          ------------------   ------------------   ----------------
TOTAL NON-CURRENT ASSETS.....................................                    2,999,441            1,901,585            508,376
                                                                          ------------------   ------------------   ----------------

TOTAL ASSETS............................................                         3,492,819            2,239,577            598,736
                                                                          ==================   ==================   ================



/s/ Wojciech Madalski
-----------------------------
Wojciech Madalski
President of the Company

/s/ Dariusz Sokolowski
------------------------------
Dariusz Sokolowski
Registered Proxy


Warsaw, Poland
March 1, 2004


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
                           CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                    CONVENIENCE
                                                                                                                    TRANSLATION
                                                                                                                     $ (NOTE 3)
                                                                                                                 ------------------
                                                                           DECEMBER 31,          DECEMBER 31,       DECEMBER 31,
                                                             NOTE              2002                  2003              2003
                                                           ----------   ------------------   -----------------   ------------------
                                                                             (PLN)                 (PLN)            (UNAUDITED)
LIABILITIES

CURRENT LIABILITIES
Short term liabilities for licenses.....................      8                  211,247               4,759                1,272
Accounts payable and accruals...........................
   Trade................................................                          89,864              64,751               17,310
   Tax payables.......................................                            10,823               4,325                1,156
   Accruals and other...................................      11                  74,982              69,731               18,642
Deferred income.........................................                           6,956               9,751                2,607
                                                                        ------------------   -----------------   ------------------
TOTAL CURRENT LIABILITIES...............................                         393,872             153,317               40,987

Long term liabilities for licenses......................      8                  112,260               4,361                1,166
Long term debt..........................................      13                 161,756                   -                    -
Long term installment obligations.......................      14                   5,141               5,707                1,526
Other long term liabilities.............................                               -                 508                  136
                                                                        ------------------   -----------------   ------------------
TOTAL NON-CURRENT LIABILITIES...........................                         279,157              10,576                2,828
                                                                        ------------------   -----------------   ------------------
TOTAL LIABILITIES.......................................                         673,029             163,893               43,815

Commitments and contingencies...........................      24                       -                   -                    -

Minority interest.......................................      17                  17,499               4,328                1,157

                                     SHAREHOLDERS' EQUITY
Share capital (nominal par value of PLN 6 and
   PLN 1 per share, respectively)......................                          203,285             344,487               92,097
Share premium ..........................................                       1,713,865           1,572,903              420,506
Treasury shares.........................................                          (2,812)             (2,812)                (752)
Other reserves..........................................                       3,819,712           3,816,325            1,020,271
Accumulated deficit.....................................                      (2,931,759)         (3,659,547)            (978,358)
                                                                        ------------------   -----------------   ------------------
TOTAL SHAREHOLDERS' EQUITY .............................      16               2,802,291           2,071,356              553,764
                                                                        ------------------   -----------------   ------------------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........                       3,492,819           2,239,577              598,736
                                                                        ==================   =================   ==================


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                     CONVENIENCE
                                                                                                                     TRANSLATION
                                                                                            YEAR ENDED               $ (NOTE 3)
                                                                     --------   ----------------------------------  ---------------
                                                                                  DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                      NOTE          2002                2003              2003
                                                                     --------   ---------------   ----------------  ---------------
                                                                                   (PLN)              (PLN)            (UNAUDITED)
REVENUE
   Telecommunication services revenue
     Direct voice services.......................................                     503,058            489,453          130,852
       Installation fees.........................................                       1,162                847              226
       Monthly fees..............................................                     126,366            124,835           33,374
       Calling charges...........................................                     375,530            363,771           97,252
         Local calls.............................................                     126,276            123,933           33,133
         Domestic long distance calls............................                      72,447             73,947           19,769
         International long distance calls.......................                      33,747             30,384            8,123
         Fixed-to-mobile.........................................                     118,388            114,950           30,731
         Other...................................................                      24,672             20,557            5,496
     Indirect voice..............................................                      34,628             66,728           17,839
     Data........................................................                      20,468             51,166           13,679
     Interconnection revenue.....................................                       5,699              5,108            1,366
     Wholesale services..........................................                      24,318             51,738           13,832
     Other telecommunication revenue.............................                       8,557             28,746            7,685
                                                                                ---------------   ----------------  ---------------
                                                                                      596,728            692,939          185,253

   Other revenue.................................................                      16,264             11,587            3,098
                                                                                ---------------   ----------------  ---------------
  TOTAL REVENUE..................................................                     612,992            704,526          188,351

OTHER OPERATING INCOME...........................................                           -              4,983            1,332
COSTS
Interconnection charges..........................................                    (126,088)          (122,045)         (32,628)
Salaries and benefits............................................                    (105,218)          (114,943)         (30,729)
Social security costs............................................                     (18,152)           (18,097)          (4,838)
Legal and financial services.....................................                     (72,255)           (75,477)         (20,178)
Sales and marketing expenses.....................................                     (20,816)           (28,281)          (7,561)
Cost of rented lines and network maintenance.....................                     (43,358)           (55,026)         (14,711)
Depreciation of fixed assets.....................................                    (194,634)          (190,340)         (50,886)
Amortization of negative goodwill................................                           -             25,828            6,905
Amortization of other intangible assets..........................                     (74,046)           (78,108)         (20,882)
Impairment provision for non-current assets......................      10            (149,353)          (799,695)        (213,794)
Other operating expenses.........................................      19             (71,880)           (93,423)         (24,976)
                                                                                ---------------   ----------------  ---------------
LOSS FROM OPERATIONS.............................................                    (262,808)          (840,098)       (224,595,)

Financial expense, net...........................................      20            (417,570)           (65,621)         (17,543)
Net effect of cancellation of license fee obligations............      8                    -            176,940           47,304
                                                                                ---------------   ----------------  ---------------
LOSS BEFORE INCOME TAX...........................................                    (680,378)          (728,779)        (194,834)
Income tax benefit / (charge)....................................      15              (1,903)               254               68
                                                                                ---------------   ----------------  ---------------
LOSS BEFORE MINORITY INTEREST....................................                    (682,281)          (728,525)        (194,766)
Minority share in losses / (profits) of subsidiaries.............                       7,309               (554)            (148)
                                                                                ---------------   ----------------  ---------------
NET LOSS.........................................................                    (674,972)          (729,079)        (194,914)
                                                                                ===============   ================  ===============

BASIC AND DILUTED LOSS PER SHARE (not in thousands)*.............      21              (17.89)             (2.12)           (0.57)
                                                                                ===============   ================  ===============

* The calculation was based on the following weighted average numbers of share:
37,730,602 and 343,725,734 for 2002 and 2003, respectively.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                         TOTAL
                                                  SHARE        SHARE       TREASURY       OTHER       ACCUMULATED     SHAREHOLDERS'
                                                 CAPITAL      PREMIUM       SHARES       RESERVES       DEFICIT          EQUITY
                                                ----------- ------------- -----------  ------------ --------------- ----------------
                                                  (PLN)        (PLN)       (PLN)         (PLN)           (PLN)            (PLN)

BALANCE AS AT JANUARY 1, 2002...................  203,285     1,713,865      (3,611)            -      (2,256,787)        (343,248)

Exchange of shares with minority shareholder....        -             -         799             -               -              799
Reduction of debt...............................        -             -           -     3,553,712               -        3,553,712
Subscription for series H shares................        -             -           -       338,457               -          338,457
Cost of issuance of shares......................        -             -           -       (72,457)              -          (72,457)
Net loss........................................        -             -           -             -        (674,972)        (674,972)
                                                ----------- ------------- -----------  ------------ --------------- ----------------
BALANCE AS AT DECEMBER 31, 2002.................  203,285     1,713,865      (2,812)    3,819,712      (2,931,759)       2,802,291

Registration of series H shares.................  312,626        25,831           -      (338,457)              -                -
Transfer of shares issuance costs
up to the amount of share premium...............        -       (25,831)          -        25,831               -                -
Decrease of nominal value of shares............. (171,866)      171,866           -             -               -                -
Issuance of series J shares, net of
related costs...................................      442             -           -             -                              442
Effect of full consolidation of
 certain subsidiaries                                   -             -           -             -          (2,297)          (2,297)
Coverage of losses from previous years
   in individual entities*......................        -      (312,828)          -       309,239           3,589                -

Net loss........................................        -             -           -                      (729,079)        (729,079)
                                                ----------- ------------- -----------  ------------ --------------- ----------------
BALANCE AS AT DECEMBER 31, 2003.................  344,487     1,572,903      (2,812)    3,816,325      (3,659,547)       2,071,356
                                                =========== ============= ===========  ============ =============== ================



     *The coverage of losses from the previous years in the individual subsidiaries' financial statements was recorded based on the following shareholders resolutions: the resolution no. 2, of Annual Shareholders' Meeting of Netia S.A. dated June 12, 2003; the resolution no. 2, of Annual Shareholders' Meeting of Netia Telekom S.A. dated June 13, 2003; and the resolution no. 2, of Annual Shareholders' Meeting of Netia South Sp. z o.o. dated June 13, 2003; and was recorded in the consolidated financial statements of the Company after the elimination of certain intercompany transactions.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                                               YEAR ENDED               $ (NOTE 3)
                                                                         -----------  -------------------------------- ------------
                                                                           NOTE         DECEMBER 31,     DECEMBER 31,   DECEMBER 31,
                                                                                           2002             2003           2003
                                                                         -----------  ---------------  --------------- -------------
                                                                                         (PLN)            (PLN)         (UNAUDITED)

Cash flows from operating activities:
   NET LOSS                                                                              (674,972)        (729,079)       (194,914)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation of fixed assets and amortization of licenses and other
    intangible assets.................................................                    268,680          268,448          71,768
   Reversal of amortization and financial expenses related to
    cancellation of license fee obligations...........................       7                            (176,940)        (47,304)
   Amortization of negative goodwill..................................                          -          (25,828)         (6,905)
   Amortization of notes issuance costs...............................                        127            1,265             338
   Amortization of discount on notes and installment obligations......                          -              566             151
   Impairment provision for non-current assets........................      10            149,353          799,695         213,794
   Write-off of notes issuance costs..................................                          -           40,211          10,750
   Interest expense accrued on license liabilities....................                     22,595            8,985           2,402
   Interest expense accrued on long term debt and restricted cash.....                    220,428            3,030             810
   Minority share in profits / (losses) of subsidiaries...............                     (7,309)             554             148
   Other provisions...................................................                          -             (715)           (191)
   Increase in long term assets.......................................                          -           (1,606)           (429)
   Foreign exchange losses on translation of long term debt
     and restricted investments.......................................                    195,914           18,638           4,984
   Changes in working capital.........................................                     23,660           (4,766)         (1,276)
                                                                                    ---------------  ---------------  --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............................                    198,476          202,458          54,126
Cash flows used in investing activities:
   Purchase of fixed assets and computer software.....................                   (270,548)        (147,699)        (39,486)
   Decrease / (increase) of restricted cash and cash equivalents......                   (197,744)         259,514          69,379
   Purchase of subsidiary, net of received cash.......................                                      16,640           4,449
   Purchase of minority shareholdings in subsidiary...................                          -             (577)           (154)
   Increase of investments............................................                          -             (291)            (78)
   Payments for licenses..............................................                          -           (9,160)         (2,449)
                                                                                    ---------------  ---------------  --------------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES.................                   (468,292)         118,427          31,661
Net cash used in financing activities:
   Redemption of notes (excluding interest paid on redemption)........                          -         (198,988)        (53,198)
   Payment of interest on long term debt..............................                           -          (5,205)         (1,392)
   Payments related to financial restructuring........................                    (80,394)         (24,634)         (6,586)
   Issuance of notes for warrants.....................................                           -             508             136
   Net proceeds from share issuance...................................                           -             442             118
   Payments for cancellation of swap transactions.....................                    (29,279)               -
                                                                                    ---------------  ---------------  --------------
NET CASH USED IN FINANCING ACTIVITIES.................................                   (109,673)        (227,877)        (60,922)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS...........                      25,008           2,528             676

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                  (354,481)          95,536          25,541

Cash and cash equivalents at beginning of year........................                    486,946          132,465          35,414
                                                                                    ---------------  ---------------  --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR..............................                    132,465          228,001          60,955
                                                                                    ===============  ===============  ==============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

CHANGES IN WORKING CAPITAL COMPONENTS:

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                       YEAR ENDED                 $ (NOTE 3)
                                                                      ---------------------------------------  ------------------
                                                                        DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                                                            2002                 2003                2003
                                                                      ------------------  -------------------  ------------------
                                                                              (PLN)               (PLN)             (UNAUDITED)

Trade receivables..............................................                  4,771               (4,286)             (1,146)
Government receivables.........................................                  7,439                3,217                 860
Other receivables..............................................                 (4,637)               6,838               1,828
Inventories....................................................                    854                  370                  99
Prepaid expenses...............................................                  1,098                  329                  88
Trade creditors................................................                 25,246              (27,391)             (7,323)
Accruals and other payables....................................                (10,572)              13,362               3,571
Deferred income................................................                   (539)               2,795                 747
                                                                      ------------------  -------------------  ------------------
                                                                                23,660               (4,766)            (1,276)
                                                                      ==================  ===================  ==================

SUPPLEMENTAL DISCLOSURES:

                                                                                    YEAR ENDED                     CONVENIENCE
                                                                                                                   TRANSLATION
                                                                                                                   $ (NOTE 3)
                                                                      ---------------------------------------  -------------------
                                                                         DECEMBER 31,        DECEMBER 31,         DECEMBER 31,
                                                                             2002                2003                 2003
                                                                      ------------------  -------------------  -------------------
                                                                            (PLN)               (PLN)             (UNAUDITED)

Interest paid..................................................                      -                5,205                1,392
Income taxes paid / (recovered)................................                  1,273                 (723)                (193)


NON-CASH INVESTING AND FINANCING ACTIVITIES:

      The Company incurred the following financing transactions that did not involve cash flows in the current period:

                                                                                                                      CONVENIENCE
                                                                                                                      TRANSLATION
                                                                                        YEAR ENDED                    $ (NOTE 3)
                                                                          ---------------------------------------  -----------------
                                                                             DECEMBER 31,         DECEMBER 31,       DECEMBER 31,
                                                                                 2002                 2003               2003
                                                                          -----------------    ------------------  -----------------

                                                                              (PLN)                 (PLN)             (UNAUDITED)

Conversion of 1997, 1999 and 2000 Notes and swap obligations into
   2002 Notes and series H shares (see Note 2) ................                 4,096,068                 -                    -

      The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:

                                                                                                                  CONVENIENCE
                                                                                                                  TRANSLATION
                                                                                   YEAR ENDED                     $ (NOTE 3)
                                                                      ---------------------------------------  -------------------
                                                                       DECEMBER 31,          DECEMBER 31,        DECEMBER 31,
                                                                           2002                  2003                2003
                                                                      -----------------    ------------------  -------------------
                                                                           (PLN)                 (PLN)            (UNAUDITED)

                                                                               52,952                35,917                9,602


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

1.   THE COMPANY

          Netia S.A. (the "Company" or "Netia") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. On June 12, 2003, a general meeting of shareholders adopted a resolution changing the Company's name from Netia Holdings S.A. to Netia S.A. This change became effective upon registration by the Polish court on July 25, 2003. The Company (until the merger described below, through its operating subsidiaries) is engaged in the design, construction and operation of modern digital telecommunication and data transmission networks.

          The consolidated financial statements of the Company for the year ended December 31, 2003 comprise the Company and its subsidiaries (collectively, the "Netia Group"). A list of the Company's undertakings as at December 31, 2003 is set out in Note 18.

          On December 31, 2003, the District Court for the Capital City of Warsaw, XX Commercial Division of the National Court Register entered in the register of entrepreneurs the merger between the Company and its nineteen wholly-owned subsidiaries which had their registered seats in Warsaw and which operated under the following names: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom Wloclawek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pila Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o. and Telko Sp. z o.o.

          The merger was effected through the transfer of all the assets and assumption of liabilities of the subsidiaries to Netia (merger by acquisition) without Netia's share capital being increased and without exchange of shares or amendment of Netia's Statute. According to the provisions of the Polish Commercial Companies Code, Netia's merger with the subsidiaries occurred as of 31 December 2003. The merger completed the procedure of internal consolidation of the operating companies in the Netia Group.

          The Company's former subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the New Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. The Netia Group's backbone network that connects the largest Polish cities as well as its local access networks currently allows for the provision of various voice telephone and data transmission services. These services include switched, fixed-line voice telephone service (including domestic long distance, international long distance and fixed-to-mobile services), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. The Netia Group launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, Freephone ("0800") and Split Charge ("0801"), services based upon an Intelligent Network. Netia Group offers data transmission services utilizing its network. In the second half of 2002, the Netia Group started offering duct, dark fiber and capacity leasing and co-location services. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology, which were offered previously. The Netia Group commenced offering "0-708" premium rate services in April 2003. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

         The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since July 2000 and are part of the WIG-20 index. Between August 1999 and October 2002, the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") de-listed Netia's ADSs from NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all continued listing requirements. On January 21, 2003 the NASDAQ Listing and Hearing Review Council instructed the Panel to re-list the Company's ADSs on the NASDAQ SmallCap Market upon the Panel's review of the Company's application. On May 22, 2003, the Supervisory Board and Management Board of the Company resolved not to apply to re-list the Company's ADSs on the NASDAQ SmallCap Market.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


          On July 1, 2003 The Bank of New York (the "Depositary") distributed a termination notice received from the Company (the "Termination Notice") to holders of the Company's ADRs under the Deposit Agreement dated August 3, 1999, as subsequently amended, (the "Deposit Agreement"), between the Company, the Depositary and the owners and beneficial owners of ADRs issued thereunder. The Deposit Agreement terminated in accordance with its terms and pursuant to the Termination Notice on September 29, 2003. Pursuant to the Deposit Agreement, holders of the Company's ADRs will be able to submit their ADRs to the Depositary in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders. After completion of such sales, the Depositary will distribute the net proceeds of such sales to ADR holders who did not submit their ADRs for exchange for deposited shares.

          In April 2003 the Company acquired Swiat Internet S.A., formerly TDC Internet Polska S.A., a Polish Internet service provider (See also Note
     12).

          In January 2004 the Company acquired Regionalne Sieci
     Telekomunikacyjne El-Net S.A., an alternative fixed-line telecommunication operator (See also Note 25).

          The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2.   FINANCIAL RESTRUCTURING

     BACKGROUND OF THE RESTRUCTURING

          In 2002, the Company went through a financial restructuring process aimed primarily at reducing its debt related to notes issued by the Company's Dutch finance subsidiaries and liabilities under certain swap agreements. The restructuring process encompassed legal proceedings in three jurisdictions consisting of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the U.S. Bankruptcy Code and was completed on the following terms: Netia Holdings B.V. ("NH BV"), the Company's wholly-owned Dutch subsidiary, issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) to holders of the existing notes and JPMorgan Chase Bank, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. Creditors of the Netia Group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 (not in thousands) series H shares offered by the Company in exchange for such installment obligations. The par value of the Company's ordinary shares was reduced on January 30, 2003 from PLN 6.00 (not in thousands) to PLN 1.00 (not in thousands).

          Registration of series H shares took place on January 30, 2003. On February 13, 2003, 312,626,040 (not in thousands) series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The registration of series H shares provided the Company's creditors with shares representing approximately 91% of the Company's share capital.

          As of January 2, 2003, all court decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under these plans.

        In an order dated March 7, 2003, the United States Bankruptcy Court for the Southern District of New York, gave full force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans. The court also ordered that a previously deposited amount of approximately EUR 13,969, which was set aside to make certain interest payments on one of the series of notes, be turned over to the Company immediately following the completion of the final step of the Company's restructuring, which required issuance of warrants to the Company's pre-restructuring shareholders. The warrants were made available to them on May 16, 2003 (see below) and, accordingly, these funds were released on May 29, 2003.

          On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date, following the recommendation by the Company's Management Board and Netia's Supervisory Board approval. The decision was driven by sufficient cash position on the one hand and on the other hand concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture"), and (ii) the substantial restrictions imposed by the Indenture covenants on Netia's flexibility to run its daily business.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


          On May 16, 2003, the Company issued 64,848,442 (not in thousands) warrants pursuant to the prospectus, dated April 17, 2002, as subsequently amended, prepared under Polish law and made available in Poland on December 2, 2002. The Company issued the warrants to holders of record of the Company's shares as of December 22, 2002 at the strike price of PLN 2.53 (not in thousands). The warrant strike price is the issue price for series J ordinary shares. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan. For further details regarding stock options see Note 16.

          As at December 31, 2003, 441,609 (not in thousands) warrants have been exercised and the Company's share capital was accordingly increased by 441,609 (not in thousands) series J shares.

     CURRENT FINANCIAL CONDITION

          The restructuring resulted in a surplus of PLN 3,553,712, calculated as the difference between the amount of the reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of:
     (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141; (ii) the value of the 2002 Notes of PLN 198,758 and (iii) the issuance value of new ordinary series H shares of PLN 338,457, and was recorded in Other Reserves of the shareholders' equity.

          The restructuring allowed the Company to regain solvency. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay the outstanding installment obligations at the nominal amount of PLN 11,872 (recorded at the present value of future obligations of PLN 5,707 at December 31, 2003) between 2007 and 2012. This represents indebtedness that was not exchanged for the ordinary series H shares offered by the Company in December 2002.

          In 2003 the Company performed an impairment test for the telecommunications segment. The test has resulted in an impairment charge of PLN 799,695, which has been recognized in the consolidated statements of operations for the year ended December 31, 2003. For further details regarding the impairment test see Notes 7 and 10.

          As at December 31, 2003, the shareholders' equity amounted to PLN 2,071,356 and the Company had a working capital, including short-term license fee obligations, of PLN 184,675.

          In 2003 the financial restructuring and cancellation of local license fee obligations were completed. The Company generated positive cash flows from operating activities. Based on that Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern.


3.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

     MEASUREMENT BASIS

          Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The consolidated financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, "Financial Reporting in Hyperinflationary Economies". The inflated values in Polish Zloty ("PLN") at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     US DOLLAR CONVENIENCE TRANSLATION (UNAUDITED)

          The measurement currency is Polish Zloty that reflects the economic substance of the underlying events and circumstances of the Company. The US Dollar amounts shown in the accompanying consolidated financial statements have been translated at December 31, 2003 and for the year ended December 31, 2003 from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.7405 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2003. These amounts are unaudited and are included for the convenience of the reader only as supplementary information. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into US Dollars at this or any other rate.

     GROUP ACCOUNTING

          Significant subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Company controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisistion over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. The excess of the fair value of the net assets of the subsidiary acquired over the cost of acquisition is recorded as negative goodwill. See note below for the accounting policy on negative goodwill. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Company. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses. When an acquisition involves more than one transaction, each significant transaction is treated separately for the purpose of determining the fair values of the identifiable assets and liabilities acquired and for determining the amount of any goodwill or negative goodwill on that transaction. This results in a step-by-step comparison of the cost of the individual investments with the Company's percentage interest in the fair values of the identifiable assets and liabilities acquired at each significant step.

     ACCOUNTING FOR MERGER WITH SUBSIDIARIES

          On December 31, 2003 the Company completed a merger with its operating subsidiaries. The merger of Netia S.A. and its subsidiaries represented business combination under common control. The transaction was accounted for on the historical cost basis in a manner similar to a pooling of interests - that is the assets and liabilities transferred were recorded in the financial statements of the transferee at their historical carrying amounts to the transferor prior to the transaction. Any difference between the total historical book value of net assets transferred and the consideration paid was accounted for as an adjustment to the shareholders equity of the transferee.

          The consolidated financial statements of the Company include the results of operations for the period in which the merger occurs as though the transfer of net assets had occurred at the beginning of the period. The effects of intercompany transactions on current assets, current liabilities, revenue, and cost of sales for all periods presented and on retained earnings at the beginning of the periods presented were eliminated to the extent possible.

          In the case when significant independent minority interests participated in the transaction, or existed just prior to the transaction, and their percentage interests changed as a result of the transaction, the transaction was treated as an acquisition of shares from the minority interest. As a result, the transaction was accounted for as an acquisition.

     USE OF ESTIMATES

          The preparation of financial statements necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on the Management's best knowledge of current events actual results could differ from these estimates.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


RECLASSIFICATIONS

Certain prior periods' amounts have been reclassified to conform to the presentation for the year ended December 31, 2003. The major reclassifications relate to the presentation of interconnection revenues and part of wholesale revenue, which have been previously presented net of appropriate costs. Furthermore, items relating mainly to costs of rented lines and network maintenance, office and car maintenance and information technology services have been reclassified to conform to the current period presentation. Furthermore, reclassifications have been made between the groups of fixed assets (For details see Note 7).


CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at nominal value. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company presents cash and cash equivalents held in restricted accounts as a component of restricted cash and cash equivalents in long or short-term assets, depending on the terms of legal restrictions relating to a particular balance.


FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.


TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables at the year end. Bad debts are written off when identified. If it is probable that the Company will not be able to collect amounts due, according to the original terms of receivables, a provision for impairment is recognized. The amount of the provision is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows, discounted at the imputed interest rate of interest for similar borrowers.


INVENTORIES

Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.


IMPAIRMENT OF NON CURRENT ASSETS

Tangible fixed assets and intangible assets, including goodwill, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.


FIXED ASSETS AND NETWORK UNDER CONSTRUCTION

Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets before operations commence. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

The costs of repairs and maintenance are charged to the statement of operations during the financial period in which they are incurred. The costs of renovations are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. The renovations are depreciated over the remaining useful life of the related asset.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:

                                                                     Term
         Buildings                                               10 to 40 years
         Base stations (Uni-Net)                                  7 to 13 years
         Transmission network                                    15 to 22 years
         Switching system                                        10 to 15 years
         Machinery and equipment                                  5 to 12 years
         Office machinery and equipment                           3 to 10 years
         Vehicles                                                  5 to 8 years


         Land and land leasehold payments are not depreciated.


LEASES

The Company is the lessee. Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of operations on a straight-line basis over the period of the lease.


LICENSES AND LICENSE FEE LIABILITIES

Licenses are stated at cost less accumulated amortization. If payment for the license is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company's effective borrowing rates at the time the license was granted. Any differences between the nominal price of the license and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that license territory becomes operational and are then recognized as interest expense over the period of the obligation. Amortization of the license also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years.


COMPUTER SOFTWARE COSTS

Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.


NEGATIVE GOODWILL

Negative goodwill is recognized as any excess, as at the date of the exchange transaction, of the Company's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition. To the extent that negative goodwill does not relate to identifiable expected future losses and expenses that can be measured reliably at the date of acquisition, negative goodwill is recognized as income in the income statement as follows:

         (a) the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; and

         (b) the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognized as income immediately.

     LONG TERM DEBT

Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective cost method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


RETIREMENT BENEFITS

The Company pays social security taxes on each employee to the Polish Government. The Company has no other employee retirement plans.


EQUITY COMPENSATION BENEFITS

Share options are granted to employees and board members of the managing bodies of the Company. Upon exercise of the options, the Company will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not be required to pay the exercise price. The vesting period for the options ranges up to three years from the date of grant or upon achieving certain specified conditions. The Company does not recognize the options until the date of exercise. Upon the exercise of option the Company charges the fair value of shares issued to the statement of operations.

     SHARE CAPITAL

All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

     REVENUE

Telecommunications and other revenue is stated net of discounts and value added tax.

     (1)    Telecommunications Revenue

          Telecommunications revenue includes mainly direct voice products, such as installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of installation costs, when the customer is connected to the network. Calling charges include the following traffic fractions: local calls, domestic long-distance (DLD) calls, international long distance (ILD) calls, fixed-to-mobile calls and other services (incl. Internet dial-in, emergency calls, komertel and intelligent network services). Revenue from calling charges is recognized in the statement of operations at the time a call is made over the Company's network. Telecommunications revenue includes also services other than traditional direct voice, such as indirect voice, data transmission, interconnection, wholesale and other telecommunication services. These revenues are recognized in the statement of operations in the period to which services relate.

          Other telecommunication revenue comprises the provision of Internet dial-in services for Netia's indirect customers, intelligent network services, as well as other non-core revenues.


     (2)    Other Revenue

          Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company's subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

     INTERCONNECTION CHARGES

Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company's network or originate outside the network and terminate within it, or are only transferred through the Company's network. The Company pays interconnection charges based on agreements entered into with other telecommunication operators.

     FOREIGN EXCHANGE GAINS AND LOSSES

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement or capitalized as part of network under construction in accordance with the Company's fixed assets capitalization policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     DEFERRED INCOME TAXES

          Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from different valuation of depreciable assets and accruals for tax and accounting purposes.

          Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are also recognized for the unused tax losses carry forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

     SEGMENT REPORTING

          The Company's activities are divided into two business segments: telecommunications and other. Other business relates to activities of Uni-Net, which provides radio communications services and sells related equipment. All other activities of the Company relate in the telecommunications business. As a result of Uni-Net being a separate entity for accounting purposes there is no cost or revenue allocation between segments.

         Although the "other business" segment does not meet the thresholds of significance according to IAS 14 "Segment Reporting", the Management believes that it should be designated as a reportable segment because of its relevance to the Company's activities.



4.   FINANCIAL RISK MANAGEMENT


     FINANCIAL RISK FACTORS

          The Company's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

          Risk management procedures have been carried out by a treasury department under policies approved by the Company's Management Board. The treasury department identifies, evaluates and hedges financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity.

     Foreign Exchange Risk
     ---------------------

          The Company's revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. In the previous years the Company raised long term debt on international financial markets and was exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar and Euro. The Company's outstanding domestic long distance license liabilities are also denominated in Euro.

     Interest Rate Risk
     ------------------

          The Company's income and operating cash flows are substantially independent of changes in market interest rates. The Company's policy is to maintain approximately all of its borrowings in fixed rate instruments.

     Credit Risk
     -----------

          The Company has no significant concentrations of credit risk. Cash transactions are limited to high credit quality financial institutions. The Company has policies in place to ensure that sales of services to significant customers are preceded by appropriate verification of their credit history.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     Liquidity Risk
     --------------

         Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, which is analyzed on a regular basis, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.


FAIR VALUE ESTIMATION

         The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. As at December 31, 2002 the fair value of long term debt was based on present value of future cash flows amounting to PLN 161,756 and was equal to its balance sheet value. As at December 31, 2003 the Company had outstanding installment obligations at the nominal amount of PLN 11,872, that were recorded at the present value of future obligations of PLN 5,707.


5.   CASH AND CASH EQUIVALENTS


                                                                                     DECEMBER 31,             DECEMBER 31,
                                                                                         2002                     2003
                                                                                 -----------------------    ------------------
                                                                                         (PLN)                    (PLN)

     Cash at bank and in hand                                                                   86,870               158,060
     Short term deposits                                                                        45,595                69,941
                                                                                 -----------------------    ------------------
                                                                                               132,465               228,001
                                                                                 =======================    ==================

         The short term deposits consist primarily of funds deposited with money market investment funds and asset management institutions, which are invested in various short term low risk debt instruments.

6.   RESTRICTED INVESTMENTS, CASH AND CASH EQUIVALENTS

                                                                                      DECEMBER 31,             DECEMBER 31,
                                                                                          2002                     2003
                                                                                  -----------------------    ------------------
                                                                                          (PLN)                    (PLN)
     Current portion
     2000 Notes - Investment Account...........................................                  54,866                     -
     2002 Notes - Restricted Accounts..........................................                 199,345                     -
                                                                                  -----------------------    ------------------
                                                                                                254,211                     -
                                                                                  =======================    ==================

         In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an "Investment Account" with the trustee for its 2000 Notes. As of December 31, 2002, three payments of EUR 13,750 each were made from this account. In June 2002 the Treasury Notes have been sold and the funds invested in cash deposits. Upon completion of the restructuring related court proceedings in the U.S., these funds were released to the Company, on May 29, 2003.

         On December 20, 2002 the Company established a restricted account as a temporary security for the 2002 Notes. As at December 31, 2002 cash deposited to this account amounted to PLN 63,256. On December 23, 2002, the Company entered into agreements on security assignment of rights to investment accounts as a temporary security for obligations of NH BV arising from the issue of the 2002 Notes. The value of these accounts amounted to PLN 136,089 as at December 31, 2002. On January 3, 2003 securities of PLN 80,265 were transferred to an escrow account securing the 2002 Notes. On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date. Restricted cash and cash equivalents established as temporary security for 2002 Notes, were released in connection with the redemption.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



7.   FIXED ASSETS AND NETWORK UNDER CONSTRUCTION

     ASSETS AT ADJUSTED COST           DECEMBER 31,                      PURCHASE OF                                   DECEMBER 31,
                                         2002            ADDITIONS       SUBSIDIARY      TRANSFERS        DISPOSALS        2003
                                    ----------------- ---------------- -------------- --------------  -------------- ---------------
                                          (PLN)           (PLN)             (PLN)         (PLN)          (PLN)           (PLN)

     Buildings.....................          85,426                -            154        (23,524)              -          62,056
     Land..........................          17,058              245              -              -               -          17,303
     Land leasehold payments.......           5,406                -              -         (3,043)              -           2,363
     Transmission network .........       1,489,530                -          3,557        122,936            (179)      1,615,844
     Switching system..............         980,488                -         10,722        208,616          (1,304)      1,198,522
     Base stations.................          13,898                -              -                         (5,646)          8,252
     Machinery and equipment.......         187,789            2,171            131       (122,003)         (5,085)         63,003
     Office furniture
       and equipment...............         108,210           11,316          4,248          3,022         (19,327)        107,469
     Vehicles......................          15,339              702            371              -          (2,292)         14,120
                                    ----------------- ---------------- -------------- --------------  -------------- ---------------
                                          2,903,144           14,434         19,183        186,004         (33,833)      3,088,932
     Network under construction....         199,679           95,061          2,448       (186,004)              -         111,184
                                    ----------------- ---------------- -------------- --------------  -------------- ---------------
                                          3,102,823          109,495         21,631              -         (33,833)      3,200,116
                                    ================= ================ ============== ==============  ============== ===============

     ACCUMULATED DEPRECIATION                  DECEMBER 31,        DEPRECIATION                                        DECEMBER 31,
                                                   2002              EXPENSE         TRANSFERS        DISPOSALS            2003
                                             -----------------   ----------------  ---------------  ---------------  ---------------
                                                 (PLN)              (PLN)               (PLN)           (PLN)            (PLN)

     Buildings.....................                10,299             11,663            (10,151)               -            11,811
     Land leasehold payments.......                   361                 37                  6                -               404
     Transmission network..........               274,419             80,058              7,984             (179)          362,282
     Switching system..............               201,458             76,816             18,665             (328)          296,611
     Base stations.................                13,356                499                  -           (5,603)            8,252
     Machinery and equipment.......                42,795              4,642            (16,941)            (808)           29,688
     Office furniture and
     equipment.....................                66,118             16,200                437           (6,122)           76,633
     Vehicles......................                12,308                425                  -           (2,213)           10,520
                                             -----------------   ----------------  ---------------  ---------------  ---------------
                                                  621,114            190,340                  -          (15,253)          796,201
                                             =================   ================  ===============  ===============  ===============


                                                                                REVERSAL
     ACCUMULATED IMPAIRMENT                    DECEMBER 31,      IMPAIRMENT       OF                                   DECEMBER 31,
                                                   2002            CHARGE      PROVISION    TRANSFERS     DISPOSALS       2003
                                              --------------  -------------  ------------  ------------  -----------  --------------
                                                   (PLN)           (PLN)         (PLN)       (PLN)           (PLN)       (PLN)

     Buildings ....................                      -        13,965             -            (90)          -        13,875
     Land..........................                      -         4,814             -              -           -         4,814
     Land leasehold payments.......                      -           628             -              -           -           628
     Transmission network..........                186,618       296,507             -          2,284           -       485,409
     Switching system .............                 16,668       245,309             -          4,991         (279)     266,689

     Machinery and equipment.......                      -         9,997             -            299       (1,215)       9,081
     Office furniture and
      equipment....................                  8,116         8,407             -          1,019       (8,184)       9,358
     Vehicles......................                      -         1,380             -              -          (78)       1,302
                                                -----------   -----------   -----------    -----------  -----------  -----------
                                                   211,402       581,007             -          8,503       (9,756)     791,156
     Network under construction....                 24,390        38,054       (24,390)        (9,903)           -       28,151
                                                -----------   -----------   -----------    -----------  -----------  -----------
                                                   235,792       619,061       (24,390)        (1,400)      (9,756)     819,307
                                                ===========   ===========   ===========    ===========  ===========  ===========


         Impairment charge recorded for network under construction includes PLN 12,142 of provision created for the projects to be written-off. For further details regarding impairment charge see Note 10 "Impairment of non current assets".

         The transfer of PLN 1,400 from the accumulated impairment of network under construction to the accumulated impairment of software relates to the movement of capital work in progress to software during the fourth quarter of 2003.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



     NET BOOK VALUE                                                                  DECEMBER 31,        DECEMBER 31,
                                                                                        2002                2003
                                                                                  ------------------  ------------------
                                                                                        (PLN)               (PLN)
     Buildings .................................................................            75,127              36,370
     Land.......................................................................            17,058              12,489
     Land leasehold payments....................................................             5,045               1,331
     Transmission network.......................................................         1,028,493             768,153
     Switching system...........................................................           762,362             635,222
     Base stations..............................................................               542                   -
     Machinery and equipment....................................................           144,994              24,234
     Office furniture and equipment.............................................            33,976              21,478
     Vehicles...................................................................             3,031               2,298
                                                                                  ------------------  ------------------
                                                                                         2,070,628           1,501,575
     Network under construction.................................................           175,289              83,033
                                                                                  ------------------  ------------------
                                                                                         2,245,917           1,584,608
                                                                                  ==================  ==================


         The transfers recorded in the year ended December 31, 2003 mainly relate to transfers from construction in progress to fixed assets due to the completion of construction. Additionally during the year ended December 31, 2003 the transfers between machinery and equipment and switching system and transmission network were made due to the reclassifications of the radio access equipment items.

         Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 24,361 and PLN 19,414 and financial costs of PLN 8,002 and PLN 4,244 were capitalized to network under construction during the years ended December 31, 2002 and 2003, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company's effective borrowing rates of 6.95% and 0.97% for the years ended December 31, 2002 and 2003, respectively.

         The Company has also concluded a general agreement regarding lease of cars pursuant to which 54 cars are subject to specific lease agreements. The Company is also subject to a contract for lease of the office space in Warsaw.

8.   LICENSES

        TELECOMMUNICATION PERMITS

          Certain former subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of NTA on January 1, 2001. In addition, all former operating subsidiaries of the Company that render basic telephone services applied to the President of the Office for the Regulation of Telecommunications and Post ("ORTP") to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries might have provided all telecommunications services that may be rendered in a fixed-line network. Furthermore, Netia Telekom S.A. applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Netia Telekom S.A obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services in its area of operation to all users requesting such services.

          When the Company's subsidiaries obtained licenses prior to enactment of the NTA, the Ministry of Infrastructure's policy for the development of the telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. ("TPSA"), the incumbent operator, in such zone. The Ministry of Infrastructure made an exception to this duopoly model in the city of Warsaw, where it issued licenses to two operators - including one of our subsidiaries. With respect to domestic long-distance services, the Ministry of Infrastructure decided that three operators in addition to TPSA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans, including the Company's, were made on the assumption that for such 15-year period, the operators offering local services would be able to operate in an environment that was limited to two competitors. The Ministry of Infrastructure established license fees and the Company accepted them under the same assumption. However, the NTA currently allows for any number of operators to obtain permits for both local and for domestic long-distance services.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


          Because the Company's subsidiaries obtained the licenses under the old regulatory regime, Netia Group incurred license fee obligations of EUR 215,756 (in nominal value).

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


         In December 2002, a law entered into force in Poland regarding the cancellation of outstanding local license fee obligations in exchange for telecommunication infrastructure capital expenditures or conversion of license fee obligations in exchange for shares or debt of companies that have outstanding license fees in connection with licenses for providing local services. Based on this law, the Company submitted applications for the cancellation of its outstanding local license fee obligations based on capital expenditures it has already incurred.

         On December 23, 2003, the Ministry of Infrastructure issued decisions to the following subsidiaries of the Company: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A., Netia Telekom Silesia S.A. In those decisions the Ministry cancelled all outstanding license fee obligations at nominal value amounting to EUR 91,385 (PLN 424,785 at the exchange rate prevailing at December 23, 2003) and the outstanding prolongation fees of PLN 15,799 (translated in the decision into EUR 3,601 using the exchange rate prevailing at July 31, 2003), based on capital investment incurred in 2001 and 2002.

          As a result of those decision the Company as at December 23, 2003 has reduced the total local license fee liability to zero. At the same time the reduction of the gross book value of the license asset was recorded of PLN 234,970 being the historical cost of the obligations forgiven and the accumulated amortization was decreased accordingly by PLN 63,412. The difference between the carrying value of the cancelled liability of EUR 74,973 (PLN 348,498 at the exchange rate prevailing on December 23, 2003) and the decrease in net book value of license assets of PLN 171,558 was recorded as a gain in the statements of operations in the following manner: reversal of amortization of PLN 63,412, reversal of interest expense of PLN 66,728 and reversal of foreign exchange losses of PLN 46,800. The net effect of the cancellation of the local license fee liabilities of PLN 176,490 has been presented as financial income in the consolidated statement of operations.

         Furthermore, in December 2001, Netia 1 applied to the Minister of Infrastructure for a postponement of the payment date for a license fee installment in the amount of EUR 1,000 due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002 Netia 1 applied for reconsideration of the matter and a subsequent deferral of payment until June 30, 2003. On April 9, 2003, the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002. Furthermore, on December 2, 2002 Netia 1 applied to the Ministry of Infrastructure for postponement of payment of a license fee installment amounting to EUR 1,000 due on January 31, 2003. On February 6, 2003 Netia 1 received a decision of the Minister of Infrastructure rejecting the motion for postponement. Netia 1 also applied for reconsideration of the matter. On April 2, 2003, the Minister of Infrastructure issued a final decision refusing a deferral of the obligation due January 1, 2003. On April 18, 2003, Netia 1 paid the two outstanding license fee obligation installments in the amount of EUR 2,000 (PLN 8,526 at the exchange rate prevailing on that date) and the applicable prolongation fees of approximately PLN 320 and penalty interest amounting to approximately PLN 314. The long distance license fee liabilities amounting to PLN 9,120 (present value of future payments) as at December 31, 2003 are not the subject of the new law regarding the cancellation of outstanding local license fee liabilities.

         On November 26, 2003 the President of the ORTP granted to Netia S.A. a telecommunication permit. Based on that permit as of December 31, 2003 the Company performs the activities conducted previously by its operating subsidiaries.

         The table below presents the movements of the assets recorded in relation to the value of licenses obtained.

              GROSS BOOK VALUE DECEMBER 31, EFFECT OF DECEMBER 31,


                                                                                 CANCELLATION OF
                                                                   2002           LIABILITIES            2003
                                                              ----------------  ------------------  ----------------
                                                                    (PLN)              (PLN)              (PLN)

     Local telecommunication licenses/permits............            667,793            (234,970)          432,823
     Datacom and internet licenses/permits...............              7,417                   -             7,417
     Domestic long distance licenses/permits.............            114,854                   -           114,854
                                                              ----------------  ------------------  ----------------
                                                                     790,064            (234,970)          555,094
                                                              ================  ==================  ================



                                                                                                EFFECT OF
                                                              DECEMBER 31,    AMORTIZATION    CANCELLATION        DECEMBER 31,
                                    ACCUMULATED AMORTIZATION     2002          EXPENSE         OF LIABILITIES        2003
                                                             -------------  ---------------  ----------------    -------------
                                                               (PLN)            (PLN)              (PLN)            (PLN)

     Local telecommunication licenses/permits............        131,496          43,641           (63,412)          111,725
    Datacom and internet licenses/permits................          1,120             419                 -             1,539
     Domestic long distance licenses/permits.............         18,272           7,304                 -            25,576
                                                             -------------   --------------  ----------------    -------------
                                                                 150,888          51,364            (63,412)         138,840
                                                             =============   ==============  ================    =============

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                DECEMBER 31,        IMPAIRMENT        DECEMBER 31,
                            ACCUMULATED IMPAIRMENT                  2002              CHARGE              2003
                                                              ------------------  ----------------  ----------------
                                                                   (PLN)               (PLN)             (PLN)

     Local telecommunication licenses/permits............                    -           137,127           137,127
     Datacom and internet licenses/permits................                   -             5,878             5,878
     Domestic long distance licenses/permits.............                    -            20,517            20,517
                                                              ------------------  ----------------  ----------------
                                                                             -           163,522           163,522
                                                              ==================  ================  ================



                                                                                   DECEMBER 31,      DECEMBER 31,
                                                            NET BOOK VALUE             2002              2003
                                                                                  ----------------  -----------------
                                                                                       (PLN)             (PLN)

     Local telecommunication licenses/permits...........................                 536,297            183,971
    Datacom and internet licenses/permits...............................                   6,297                  -
     Domestic long distance licenses/permits............................                  96,582             68,761
                                                                                  ----------------  -----------------
                                                                                         639,176            252,732
                                                                                  ================  =================


     LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2003

                                                                            DOMESTIC LONG
                                                                              DISTANCE
                                                                           LICENSE/PERMITS
                                                                          ------------------
                                                                                 (PLN)

       Not later than 1 year ...........................................          4,795
       Later than 1 year and not later than 5 years.....................          4,795
     Nominal value of outstanding payments..............................          9,590
       Future interest charges on license fee liabilities...............          (470)
                                                                          -----------------
     PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:................         9,120
                                                                          =================

     Short term license fee liabilities.................................         4,759
     Long term license fee liabilities..................................         4,361
                                                                         -----------------
                                                                                 9,120
                                                                         =================

     LIABILITIES FOR LICENSES FEES AS AT DECEMBER 31, 2002

                                                                               LOCAL           DOMESTIC LONG
                                                                          TELECOMMU-NICATION      DISTANCE
                                                                          LICENSES/PERMITS    LICENSE/PERMITS           TOTAL
                                                                          ------------------  ------------------  ------------------
                                                                                (PLN)                (PLN)                 (PLN)

       Not later than 1 year ...........................................         211,182               8,189               219,371
       Later than 1 year and not later than 5 years.....................               -               8,189                 8,189
       Later than five years............................................         178,774                   -               178,774
                                                                          ------------------  ------------------  ------------------
     Nominal value of outstanding payments..............................         389,956              16,378               406,334
       Future interest charges on license fee liabilities...............         (81,746)             (1,081)              (82,827)
                                                                          ------------------  ------------------  ------------------
     PRESENT VALUE OF LICENSE FEE LIABILITIES, OF WHICH:................         308,210              15,297               323,507
                                                                          ==================  ==================  ==================

     Short term license fee liabilities.................................         203,738               7,509               211,247
     Long term license fee liabilities..................................         104,472               7,788               112,260
                                                                          ------------------  ------------------  ------------------
                                                                                 308,210              15,297               323,507
                                                                          ==================  ==================  ==================

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     DOMESTIC LONG DISTANCE PERMIT

         In May 2000, Netia 1, currently merged into Netia S.A., was granted a domestic long distance license. The license, currently converted into a permit, covers the entire territory of Poland and enables the Company to provide inter-city telecommunication services. The net present value of the license was EUR 28,574 at the date of obtaining (PLN 114,249 at the exchange rate on that date). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. The following portions of the license fee liability were paid: EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid on May 25, 2000, EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001and EUR 2,000 (PLN 8,526 at the exchange rate at the date of the payment) was paid on April 18, 2003. The remaining amortization period of the permit is
     11.3 years

     DATACOM AND INTERNET LICENSES

         In April 1999, Netia Network S.A., currently merged into Netia S.A., obtained a data communications license covering the entire territory of Poland. The cost of the license was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licenses for its intended use of PLN 3,650 were capitalized to the value of license during the year ended December 31, 2000.


9.   COMPUTER SOFTWARE COSTS

                                   DECEMBER 31,                                                        PURCHASE OF    DECEMBER 31,
                                       2002            INCREASE         TRANSFERS        DISPOSALS     SUBSIDIARY        2003
                                  --------------    ----------------  ---------------  ------------- -------------- ----------------
                                     (PLN)               (PLN)            (PLN)           (PLN)         (PLN)            (PLN)

   ASSETS AT ADJUSTED COST........
     Gross book value.............       129,008                 -           53,614           (307)          5,702          188,017
     Capital work in progress.....        27,636            30,440          (53,614)             -               -            4,462
                                  ----------------  ----------------  ---------------  -------------  -------------- ---------------
                                         156,644            30,440                -           (307)          5,702          192,479

                                   DECEMBER 31,       AMORTIZATION     IMPAIRMENT                                      DECEMBER 31,
                                       2002             EXPENSE          CHARGE         DISPOSALS       TRANSFERS        2003
                                  ----------------  ----------------  ---------------  -------------  -------------- ---------------
                                       (PLN)             (PLN)            (PLN)           (PLN)           (PLN)         (PLN)


   ACCUMULATED AMORTIZATION.......         43,959            26,744               -           (307)              -           70,396

   ACCUMULATED IMPAIRMENT.........             -                 -            29,254             -            1,400          30,654
                                  ----------------                                                                   ---------------
   NET BOOK VALUE                        112,685                                                                             91,429
                                  ================                                                                   ===============


                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



10.  IMPAIRMENT OF NON CURRENT ASSETS


          During the years ended December 31, 2002 and 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 149,353 and PLN 116,247, respectively. The impairment charge recognized during the year ended December 31, 2002 related to 27,350 (not in thousands) telephone lines, 100,975 (not in thousands) ports, which were built in areas subsequently considered as unprofitable at total net book value of PLN 106,263, additional network construction in progress of PLN 29,755 (including unrecoverable VAT of PLN 5,365), completion of which was also considered unprofitable as well as computer equipment of PLN 8,116 and other assets amounting to PLN 5,219. The amount for impairment of assets recorded in 2001 included PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of Management estimates, the recoverable amounts being the net selling price of these assets were determined to be zero. As a result of those impairment charges, the carrying value of these specific assets is nil.

          The significant changes in the current and expected market conditions, which followed the full liberalization of the telecommunications market, resulted in the development of a new strategy and a revision of the Company's previous business plans. The Supervisory Board approved the new business plan in 2003. The revised financial projections contained in the new business plan led the Company to evaluate non-current assets for their possible impairment. As a result the Company performed an impairment test for the telecommunications segment.

          In accordance with IAS 36 "Impairment of Assets", the carrying values of the Company's non-current assets were compared with their recoverable amounts, represented by the higher of their net selling price and value in use. The entire telecommunications segment was identified as one cash-generating unit. The recoverable amount of the cash-generating unit was based on a calculation of the value in use. The value in use was derived from the financial projections of the new business plan, which covers the period to December 31, 2008. After that period, the projections, prepared for the purposes of the impairment test, make use of a long-term growth rate, which is compatible with the industry projections for the operations concerned. The discount rate used (of 10 %) represents the estimated risk adjusted cost of capital.

          The test resulted in an impairment charge of PLN 799,695, which has been recorded in the consolidated statement of operations and has been allocated to the non-current assets in the telecommunications segment on a pro rata basis. The impact of the said charge on the particular groups of assets is as follows:

        Tangible fixed assets             581,007
        Construction in progress           25,912
        Computer software                  29,254
        Telecommunication licenses        163,522
                                         --------
                                          799,695

        While the calculation of the discounted future cash flows expected to arise from the use of assets is based upon Management's best estimates of such cash flows - and the appropriate discount rate - these estimates do include considerable additional uncertainty. The actual outcome is uncertain and Management estimates may change in the future to reflect changes in the economic, technological and competitive environment, in which the Company operates.

11.  ACCRUALS AND OTHER

                                                                              DECEMBER 31,     DECEMBER 31,
                                                                                  2002             2003
                                                                            ---------------  ---------------
                                                                                  (PLN)           (PLN)

     Accrued interest on notes ...........................................            468                -
     Construction costs...................................................         10,425            8,330
     Uninvoiced services..................................................          8,522            8,762
     Costs of issuance of shares and notes................................         25,876                -
     Interconnection charges..............................................          6,247           12,463
     Holidays accrual.....................................................          4,803            5,492
     Employees bonuses and accrued salaries...............................         15,361           16,608
     Other................................................................          3,280           18,076
                                                                            ---------------  ---------------
                                                                                   74,982           69,731
                                                                            ===============  ===============

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



12.  ACQUISITIONS

          On April 8, 2003 Netia Swiat S.A. ("Netia Swiat"), one of the Company's subsidiaries, acquired from TDC Internet A/S ("TDC Internet") 100% of the share capital of Swiat Internet S.A. ("Swiat Internet", until May 2003 operating under the name "TDC Internet Polska S.A."), a Polish Internet service provider for EUR 1,000 (not in thousands). Swiat Internet controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska OnLine Holding S.A. and Polska OnLine Sp. z o.o.

          The Company accounted for the acquisition of Swiat Internet using the purchase method and has started consolidating the consolidated financial statements of Swiat Internet from April 1, 2003, adjusting the consolidated statements of operations and the consolidated balance sheet for material transactions, which took place between April 1 and April 8, 2003. The acquired business contributed revenue of PLN 23,907, other operating income of PLN 575 and loss from operations of PLN 30,858 in the period ended December 31, 2003, and its assets and liabilities at December 31, 2003 were PLN 23,794 and PLN 12,447, respectively. Cash and cash equivalents held by Swiat Internet amounted to PLN 3,739 as at December 31, 2003. All financial information presented in this paragraph is prior to elimination of intercompany balances and transactions between Swiat Internet and Netia S.A.

          Details of net assets acquired and negative goodwill are as follows:


                                                                                                  ----------------
                                                                                                       (PLN)

     Purchase consideration, including transaction costs of PLN 830 - cash paid..........                    834
     Fair value of net assets acquired ..................................................                (42,315)
                                                                                                  ----------------
     Negative goodwill...................................................................                (41,481)
                                                                                                  ================

        The assets and liabilities arising from the acquisition are as follows:

                                                                                                  ----------------
                                                                                                       (PLN)

     Cash and cash equivalents...........................................................                 17,474
     Receivables.........................................................................                  8,225
     Inventories.........................................................................                    253
     Prepayments.........................................................................                    780
     Fixed assets........................................................................                 21,631
     Intangible assets...................................................................                  5,702
     Liabilities.........................................................................                (11,750)
                                                                                                  ----------------
     Fair value of net assets acquired ..................................................                 42,315
                                                                                                  ================

        The total amortization of negative goodwill from the purchase of Swiat Internet recorded in the year ended December 31, 2003 amounted to PLN 23,437. This amount includes PLN 14,148, being the excess over the fair values of identifiable acquired depreciable assets that was recognized in the consolidated statements of operations immediately upon the purchase.

        The remaining amortization period of negative goodwill is two years.

        On May 21, 2003 the Company also purchased the remaining 11% of share capital of Netia 1 for PLN 577 from TeliaSonera AB (publ.). The estimated fair value of net assets acquired amounted to PLN 13,723. As a result negative goodwill of PLN 13,146 was recorded.

        The total amortization of negative goodwill arising on purchase of shares in Netia 1 recorded in the year ended December 31, 2003 amounted to PLN 2,391. This amount includes PLN 1,804, being the excess over the fair values of identifiable acquired depreciable assets that was recognized on the consolidated statements of operations immediately upon the purchase.

        The Management will reassess the fair value of identifiable assets and liabilities acquired in the above transactions by the end of 2004 and adjust the value of negative goodwill recognized, if necessary.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


        The remaining amortization period of negative goodwill is twelve years. As at December 31, 2003 Netia 1 was merged into the Company. For further details see Note 18.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


        MOVEMENTS IN NEGATIVE GOODWILL

                                                                                              ----------------
                                                                                                   (PLN)

     Negative goodwill as at January 1, 2003...............................................                -
     Gross negative goodwill recognized on transaction date................................           54,627
     Negative goodwill recognized as income during the year ended December 31, 2003........           (25,828)
                                                                                              ----------------
     Net negative goodwill as at December 31, 2003 ........................................           28,799
                                                                                              ================


13.         LONG TERM DEBT

                                                                                            DECEMBER 31,         DECEMBER 31,
                                                                                                2002                 2003
                                                                                           -----------------  ----------------
                                                                                                (PLN)            (PLN)

     10% Senior Notes due 2008 ("2002 Notes") ...........................................          161,756                 -
                                                                                           -----------------  ----------------
                                                                                                   161,756                 -
                                                                                           =================  ================

         Interest rates on long term debt outstanding as at December 31, 2002 was fixed.

         The amortized cost of the outstanding debt as at December 31, 2001 was
     PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt was reclassified to current liabilities.
                                                                                             LONG TERM DEBT REPAYMENT SCHEDULE

                                                                                              DECEMBER 31,           DECEMBER 31,
                                                                                                  2002                   2003
                                                                                          --------------------  -------------------
                                                                                                (PLN)                 (PLN)

     Due in 2007 and thereafter........................................................              161,756                    -
                                                                                          --------------------  -------------------
                                                                                                     161,756                    -
                                                                                          ====================  ===================

     The weighted average effective interest rates at the balance sheet date were as follows:

                                                                                              DECEMBER 31,           DECEMBER 31,
                                                                                                  2002                   2003
                                                                                          --------------------  ------------------

     2002 Notes........................................................                            11.02%                 N/A



     THE 2002 NOTES

         On December 23, 2002, NH BV issued EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes were fully and unconditionally guaranteed by the Company. The 2002 Notes were originally to mature on December 23, 2008. On March 24, 2003 the Company redeemed the 2002 Notes at par value plus accrued and unpaid interest from the date of issuance paying EUR 51,096 (PLN 221,482 at March 24, 2003 exchange rate). Interest expense until redemption was EUR 1,145 (PLN 4,820 at the exchange rate in effect on March 24, 2003). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and was to be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the year ended December 31, 2003, until redemption date, amounted to PLN 1,265 and the write-off of the unamortized part of the issuance cost pursuant to the 2002 Notes redemption amounted to PLN 40,211. The early redemption of 2002 Notes was financed mostly from cash deposited on restricted accounts of PLN 199,293 and the remaining part from cash at bank account of PLN 4,900.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


14.  INSTALLMENT OBLIGATIONS

           The outstanding installment obligations comprise those claims reduced in the Polish arrangement proceedings (including guarantees given by Netia S.A. to the holders of 1997 Notes, 1999 Notes and 2000 Notes and to swap counterparties), which were not exchanged into series H shares during the restructuring process (see Note 2). These obligations are payable at their nominal reduced values between 2007 and 2012 and bear no interest. The installment obligations are recorded on the balance sheet at the present value of the future payment obligations using the discount rate of 11.02% being the effective interest rate of the 2002 Notes.

15.  CORPORATE INCOME TAX

                                                                                     YEAR ENDED
                                                                         DECEMBER 31,            DECEMBER 31,
                                                                             2002                    2003
                                                                     ----------------------   --------------------
                                                                             (PLN)                   (PLN)

     Provision for income taxes:
     Current.....................................................                 (1,903)                    254
                                                                     ----------------------   --------------------
     INCOME TAX BENEFIT / (CHARGE)...............................                 (1,903)                    254
                                                                     ======================   ====================


                                                                                     YEAR ENDED
                                                                         DECEMBER 31,            DECEMBER 31,
                                                                             2002                    2003
                                                                     ----------------------   --------------------
                                                                             (PLN)                   (PLN)

     Tax benefit at Polish Statutory tax rate....................                 190,506                196,770
     Increase / (decrease) in tax benefits:......................
       Tax loss carry forward not expected to be utilized........                 (19,459)               (48,049)
       Tax loss from previous periods utilized...................                   3,266                 10,497
       Non taxable / (deductible) items..........................                (183,722)                66,087
       (Increase) / decrease in deductible temporary items.......                   7,506               (225,878)
       Previous periods tax return...............................                       -                    827
                                                                     ----------------------   --------------------
     EFFECTIVE TAX CHARGE........................................                  (1,903)                   254
                                                                     ======================   ====================

     The following deductible and taxable temporary differences were identified:
                                                                                           DECEMBER 31,           DECEMBER 31,
                                                                                               2002                   2003
                                                                                       ----------------------  --------------------
                                                                                               (PLN)                  (PLN)
     Deductible temporary differences:
     Interest and foreign exchange differences........................................                5,386                    -
     Accruals.........................................................................                  468               69,731
     Depreciation and impairment:
     Fixed assets.....................................................................                    -              617,661
     Licenses.........................................................................                    -              127,114
     Software.........................................................................                    -               30,654
     Tax loss carry forwards..........................................................            1,086,599              432,015
                                                                                       ----------------------  --------------------
                                                                                                  1,092,453            1,277,175
                                                                                       ----------------------  --------------------
     Taxable temporary differences:
     Depreciation of licenses.........................................................               (5,891)                   -
     Prepayments......................................................................                    -               (8,711)
                                                                                       ----------------------  --------------------
                                                                                                     (5,891)              (8,711)
                                                                                       ----------------------  --------------------

           As at December 31, 2003 the Company had deductible temporary differences of PLN 836,449 arising mainly from different valuation of depreciable assets and accruals for tax and accounting purposes. In addition the entities in Netia Group had unutilized tax losses carry forwards from previous years of PLN 432,015. The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company's subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. In addition, losses of subsidiaries merged to Netia S.A. as of December 31, 2003 cannot be utilized. Losses are not indexed to inflation. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


          A deferred tax asset should be recognized to the extent taxable profits will be available against which these deductible temporary differences and unutilized tax losses carry forwards can be utilized. Additionally, the deductible temporary differences can be recovered through the possibility of carrying forward the tax losses beyond the period of reversal of these differences.

          Because of the history of past tax losses and the lack of evidence of future taxable profits, the Management believes that it is not appropriate to recognize deferred tax asset.

          The corporate income tax rate in Poland for 2001 and 2002 was 28%, and for 2003 was 27%. The tax rate for 2004 onwards will be 19%.

          As at December 31, 2003, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

     AVAILABLE FOR USE IN:


                                 2004              2005             2006              2007              2008             TOTAL
                              -------------    --------------    -------------     -------------    --------------    -------------
                                 (PLN)             (PLN)            (PLN)             (PLN)           (PLN)              (PLN)

    Netia S.A.                    111,592           103,730           87,889             8,602                 -          311,813
                              =============    ==============    =============     =============    ==============    =============

     AVAILABLE FOR USE IN:

                                 2004              2005             2006              2007              2008             TOTAL
                              -------------    --------------    -------------     -------------    --------------    -------------
                                 (PLN)             (PLN)             (PLN)             (PLN)           (PLN)               (PLN)

    Subsidiaries                    5,246             5,246           33,751            52,231            23,726          120,200
                              =============    ==============    =============     =============    ==============    =============



16.  SHAREHOLDERS' EQUITY

     SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

         At December 31, 2002, the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1. The holder of 1,000 series A1 shares had the right to nominate one member of the Supervisory Board. Each ordinary share had one vote at shareholders' meetings. The majority of votes of the Supervisory Board elected the Management Board.

         On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to the terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares (PLN 25,831) and the remaining amount was deducted from other reserves.

           On January 30, 2003 the Polish Regional Court in Warsaw registered
     (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) the decrease of par value of existing shares from PLN 6.00 to PLN 1.00 per share resulting in reclassification of PLN 171,866 thousand from share capital to share premium. Upon this registration the share capital of the Company amounted to PLN 344,045,212 and consisted of 344,044,212 ordinary shares and 1,000 series A1 shares. As of the registration of series H shares the noteholders and certain financial creditors held shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the subscription warrants issued in connection with restructuring and shares to be issued under the key employee stock option plan.

        On May 16, 2003, the Company issued 64,848,442 warrants to holders of record of the Company's shares as of December 22, 2002. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. Subsequently exercise of warrants into series J shares has commenced.

        As at December 31, 2003, 441,609 of warrants have been exercised and the Company's share capital was accordingly increased by 441,609 series J shares. As a result at December 31, 2003 the Company's share capital consisted of 344,485,821 ordinary shares and of 1,000 of series A1 shares.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     SHARE CAPITAL, SHARE PREMIUM AND TREASURY SHARES


                                                 NUMBER OF
                                                  SHARE
                                                 AUTHORIZED
                                                 AND ISSUED
                                                  (NOT IN         SHARES         SHARE         OTHER         TREASURY
                                                 THOUSANDS)       CAPITAL       PREMIUM      RESERVES         SHARES        TOTAL
                                               --------------- ------------- -------------  -------------  ----------- -------------
                                                   (PLN)           (PLN)         (PLN)          (PLN)          (PLN)       (PLN)

     AT DECEMBER 31, 2001....................     31,419,172       203,285     1,713,865              -       (3,611)    1,913,539
                                               --------------- ------------- -------------  -------------  ----------- -------------

     Reduction of debt.......................              -             -             -      3,553,712            -     3,553,712
     Subscription for series H shares .......              -             -             -        338,457            -       338,457
     Costs of share issuance ................                                                   (72,457)                   (72,457)
     Exchange of shares with minority
       shareholder (see Note 17).............              -             -             -              -          799           799

     AT DECEMBER 31, 2002 ...................     31,419,172       203,285     1,713,865      3,819,712       (2,812)    5,734,050
                                               --------------- ------------- -------------  -------------  ----------- -------------

     Registration of series H shares.........    312,626,040       312,626             -       (312,626)           -             -
     Decrease of par value of shares.........              -      (171,866)      171,866              -            -             -
     Exchange of warrants for series J shares        441,609           442             -              -            -           442
     Coverage of losses......................              -             -      (312,828)       309,239            -        (3,589)

                                               --------------- ------------- -------------  -------------  ----------- -------------
     AT DECEMBER 31, 2003 ...................    344,486,821       344,487     1,572,903      3,816,325       (2,812)    5,730,903
                                               =============== ============= =============  =============  =========== =============



     OTHER RESERVES

         Other reserves were recorded in the year ended December 31, 2002 as part of the financial restructuring and relate to the difference between the amount of reduction of carrying values of all liabilities subject to restructuring and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares; (ii) the value of the 2002 Notes and (iii) the issuance value of new ordinary series H shares (For further details see Note 2). They cannot be distributed as dividend as they result from the accounting under IFRS of debt reduction and they have not been recorded in such manner in the statutory accounts of individual subsidiaries whose debt to third parties has been reduced.

     DISTRIBUTABLE RESERVES

         The Company and its subsidiaries prepare their financial statements for statutory purposes according to Polish Accounting Act of 29 September 1994 (uniform text, Journal of Laws of 2002, No. 76, item 694) for entities with its seat in Poland and Dutch GAAP for entities registered in the Netherlands. Only those reserves, which relate to net profits of individual companies in their statutory financial statements, are available for distribution to shareholders.

     STOCK OPTIONS (NUMBER OF SHARES NOT IN THOUSANDS)

         In September 2002, the Supervisory Board adopted a new performance stock option plan (the "New Plan"). On April 10, 2003, Netia's Supervisory Board adopted the detailed conditions required to implement the New Plan. The New Plan is an incentive plan under which senior executives, employees, co-operators, consultants and board members of the managing bodies of the Netia Group will be entitled to receive additional compensation in the form of the right to acquire our ordinary shares. Option holders will be entitled to receive series K shares. Up to 5% of the Company's fully diluted ordinary share capital may be issued pursuant to the plan.

         Upon exercise of the options, Netia will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not be required to pay the exercise price ranging from PLN 2.53 to PLN 3.12. In April and June 2003 the Supervisory Board approved 12,286,005 options, of which 8,081,943 were granted by the Company under the New Plan. Out of those options, 4,131,577 vested as at December 31, 2003. The vesting period for the options is up to three years from the date of grant or upon achieving certain specified conditions. The options are exercisable till December 20, 2007. No options were exercised by December 31, 2003 and 434,904 options were terminated in accordance with terms of termination of employment with Netia.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


         Movements in the number of share options outstanding under the Netia Performance Stock Option Plan (the "Old Plan") are as follows:


     OPTIONS                                                                               DECEMBER 31, 2002      DECEMBER 31, 2003
                                                                                         --------------------  ---------------------
     At beginning of year........................................                                 1,069,692              1,001,512
     Granted.....................................................                                   111,000                 93,334
     Forfeited/ expired..........................................                                  (179,180)              (487,680)
                                                                                         --------------------  ---------------------
     At end of year..............................................                                 1,001,512                607,166
                                                                                         ====================  =====================

         During the year ended December 31, 2003, the Company granted 93,334 options to employees to purchase ordinary shares of the Company under the Old Plan. No options were exercised, and 487,680 options expired during the year ended December 31, 2003. The total number of outstanding granted options as at December 31, 2003 was 607,166. All outstanding options under the Old Plan expired on January 1, 2004.

17.  MINORITY INTEREST

                                                                                             DECEMBER 31,           DECEMBER 31,
                                                                                                 2002                   2003
                                                                                        ----------------------  --------------------
                                                                                                 (PLN)                  (PLN)

     At beginning of the year.........................................................                25,607                17,499
     Acquisition of shares of Netia 1.................................................                  (799)              (13,725)
     Share of net profit / (loss) of subsidiaries.....................................                (7,309)                  554
                                                                                        ----------------------  --------------------
     At end of the year...............................................................                17,499                 4,328
                                                                                        ======================  ====================

         In accordance with the provisions of NTA, which abolished the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or the Company's shares in accordance with provisions of the consortium agreement. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 (not in thousands) shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. In 2002, 7% of Netia 1 share capital was exchanged for 133,233 shares of the Company. On May 21, 2003 the Company purchased the remaining 11% of share capital of Netia 1 Sp. z o.o. for PLN 577 from TeliaSonera AB (publ.). Netia 1 was subsequently merged into the Company.

18.  SIGNIFICANT SUBSIDIARIES OF THE COMPANY

         The consolidated financial statements include the accounts of the Company's directly or indirectly held subsidiaries (after taking into account the merger of the operating subsidiaries into the Company that took place on December 31, 2003):


                                                                                                    OWNERSHIP PERCENTAGE
                                                                                             -----------------------------------
     SUBSIDIARY                                                                                DECEMBER 31,      DECEMBER 31,
                                                                                                   2002              2003
                                                                                             ----------------- -----------------
     Subsidiaries held directly:
     Uni-Net Sp. z o.o...................................................................                 58                58
     Netia Holdings B.V. (the Netherlands)...............................................                100               100
     Netia Holdings II B.V. (the Netherlands)............................................                100               100
     Netia Holdings III B.V. (the Netherlands) ..........................................                100               100
     Netia Swiat S.A. *..................................................................                100               100
     Netia Globe S.A. ...................................................................                100               100
     Netia Ventures Sp. z o.o. ..........................................................                  -               100

     Subsidiaries held indirectly:
     Swiat Internet S.A.* ...............................................................                  -               100
     Polbox Sp. z o.o.* .................................................................                  -               100
     Pik Net Sp. z o.o.* ................................................................                  -               100
     Publiczny Dostep do Internetu Sp. z o.o.* ..........................................                  -               100
     Multinet S.A.* .....................................................................                  -               100
     Internet Data Systems S.A.* ........................................................                  -               100
     Polska OnLine Holding S.A.* ........................................................                  -               100
     Polska OnLine Sp. z o.o.* ..........................................................                  -               100


         * Subsidiaries consolidated since the acquisition of Swiat Internet group that took place in April 2003.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


         The following subsidiaries were merged into Netia S.A. on December 31, 2003 after Netia S.A. has obtained 100% of share capital in each of them:


                                                                                                                OWNERSHIP
                                                                                                                PERCENTAGE
                                                                                                             -----------------
     SUBSIDIARY                                                                                                DECEMBER 31,
                                                                                                                   2002
                                                                                                             -----------------
     Netia 1 Sp. z o.o...................................................................................                 89
     Netia Telekom S.A. .................................................................................                100
     Netia South Sp. z o.o. .............................................................................                100
     Netia Telekom Swidnik S.A...........................................................................                100
     Netia Telekom Lublin S.A. ..........................................................................                 98
     Netia Telekom Ostrowiec S.A. .......................................................................                100
     Netia Telekom Mazowsze S.A. ........................................................................                100
     Netia Telekom Warszawa S.A. ........................................................................                100
     Netia Telekom Modlin S.A. ..........................................................................                100
     Netia Telekom Kalisz S.A. ..........................................................................                 97
     Netia Telekom Torun S.A. ...........................................................................                 98
     Netia Telekom Wloclawek S.A. .......................................................................                100
     Netia Telekom Pila Sp. z o.o. ......................................................................                 99
     Netia Network S.A. .................................................................................                100
     Optimus Inwest S.A. ................................................................................                100
     Netia Telekom Telmedia S.A. ........................................................................                100
     Netia Telekom Silesia S.A. .........................................................................                 99
     Telko Sp. z o.o. (consolidated since September 2003 upon obtaining 100% of share capital)...........                 49
     Telekom Building Sp. z o.o. (consolidated since September 2003 upon obtaining 100% of share capital)                 49



         The method of accounting for merger has been described in Note 3. The merger did not have any impact on the consolidated net equity of the Netia Group.

         All subsidiaries are incorporated in Poland unless noted.

         Netia controls Netia Online, Inc. registered in the United States. This entity does not conduct any business activities. In addition, as at December 31, 2003 Mr. Wojciech Madalski and Mr. Zbigniew Lapinski were members of the Management Board of Netia Holdings Incentive Share Plan Company, Ltd registered in Jersey, appointed by Netia Holdings Incentive Share Plan Trust. Netia does not control the trust.



19.  OTHER OPERATING EXPENSES

                                                                                              YEAR ENDED
                                                                                 DECEMBER 31,         DECEMBER 31,
                                                                                     2002                 2003
                                                                             -------------------   -----------------
                                                                                     (PLN)                (PLN)

     Bad debt expense....................................................               10,641              14,402
     Office and car maintenance..........................................               12,737              19,415
     Information technology services.....................................               14,876              20,787
     Mailing services....................................................                6,025               5,008
     Travel and accommodation............................................                3,768               4,300
     Materials and energy................................................                7,874               7,683
     Other operating costs...............................................               15,959              21,828
                                                                             -------------------   -----------------
                                                                                        71,880              93,423
                                                                             ===================   =================

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


         The average number of persons employed by the Company was 1,413 and 1,279 during the years ended December 31, 2002 and 2003, respectively.


20.  FINANCIAL EXPENSE, NET

                                                                                                     YEAR ENDED
                                                                                         DECEMBER 31,           DECEMBER 31,
                                                                                             2002                   2003
                                                                                     ----------------------  --------------------
                                                                                             (PLN)                  (PLN)

     Interest income................................................................               14,804                12,961
     Foreign exchange gains.........................................................               30,892                26,677
     Interest expense...............................................................             (244,505)              (16,895)
     Foreign exchange losses........................................................             (218,634)              (46,516)
     Amortization of notes issuance costs ..........................................                (127)                (1,265)
     Write-off of notes issuance costs due to early redemption of 2002 Notes........                    -               (40,211)
     Amortization of discount on installment obligations............................                    -                  (566)
     Other..........................................................................                    -                   194
                                                                                     ----------------------  --------------------
                                                                                                 (417,570)              (65,621)
                                                                                     ======================  ====================



21.  LOSS PER SHARE

         Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.

                                                                                                          YEAR ENDED
                                                                                              DECEMBER 31,           DECEMBER 31,
                                                                                                  2002                   2003
                                                                                          ----------------------  ------------------

     Net loss.........................................................................            (674,972)             (729,079)
     Weighted average number of shares in issue (not in thousands) ...................          37,730,692           343,849,029
     Basic loss per share (not in thousands)..........................................              (17.89)                (2.12)

         Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 16).

         Weighted average number of shares in issue (not in thousands) excludes 468,648 and 468,648 treasury shares as at December 31, 2002 and 2003, respectively.

         No diluted losses per share were computed in the years ended December 31, 2002 and 2003, as the effect of the stock options plans and issuance of warrants were anti-dilutive during those periods, if applicable.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)



22.  SEGMENT REPORTING

         The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).


                                                                                                        YEAR ENDED
                                                                                             DECEMBER 31,         DECEMBER 31,
                                                                                                 2002                 2003
                                                                                           ------------------   ------------------
                                                                                                 (PLN)                (PLN)
     Revenue
         Telecommunications.............................................................            596,728              692,939
         Other businesses...............................................................             16,264               11,587
                                                                                           ------------------   ------------------
                                                                                                    612,992              704,526

     Operating Expenses
         Telecommunications.............................................................           (860,023)          (1,476,248)
         Other businesses...............................................................            (15,777)              (9,947)
                                                                                           ------------------   ------------------
                                                                                                   (875,800)          (1,486,195)

     Segment result
         Telecommunications............................................................            (263,295)            (841,738)
         Other businesses..............................................................                 487                1,640
                                                                                           ------------------   ------------------
                                                                                                   (262,808)            (840,098)

     Net (loss) / profit
         Telecommunications............................................................            (675,407)            (730,405)
         Other businesses..............................................................                 435                1,326
                                                                                           ------------------   ------------------
                                                                                                   (674,972)            (729,079)

     Total capital expenditures
         Telecommunications............................................................             270,250              147,400
         Other businesses..............................................................                 298                  299
                                                                                           ------------------   ------------------
                                                                                                    270,548              147,699

     Total depreciation charges
         Telecommunications............................................................             193,186              189,389
         Other businesses..............................................................               1,448                1,258
                                                                                           ------------------   ------------------
                                                                                                    194,634              190,647

     Total amortization charges
         Telecommunications............................................................              74,046               77,717
         Other businesses..............................................................                   -                   84
                                                                                           ------------------   ------------------
                                                                                                     74,046               77,801

     Total impairment charges
         Telecommunications............................................................             149,353              799,695
         Other businesses..............................................................                   -                    -
                                                                                           ------------------   ------------------
                                                                                                    149,353              799,695


     Other non-cash (income) / expense
         Telecommunications............................................................             431,752             (109,784)
         Other businesses..............................................................                   3                   33
                                                                                           ------------------   ------------------
                                                                                                    431,755             (109,751)

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                                      YEAR ENDED
                                                                                           DECEMBER 31,         DECEMBER 31,
                                                                                               2002                 2003
                                                                                         ------------------   ------------------
                                                                                               (PLN)                (PLN)

     Segment assets - before accumulated depreciation and amortization
         Telecommunications..........................................................           4,513,391            3,197,343
         Other businesses............................................................              24,472               22,156
                                                                                         ------------------   ------------------
                                                                                                4,537,863            3,219,186



     Segment assets, net
         Telecommunications..........................................................           3,479,901            2,226,485
         Other businesses............................................................              12,918               13,092
                                                                                         ------------------   ------------------
                                                                                                3,492,819            2,239,577

     Segment liabilities
         Telecommunications..........................................................             669,139              161,155
         Other businesses............................................................               3,890                2,738
                                                                                         ------------------   ------------------
                                                                                                  673,029              163,893


         All operations and revenues are derived and conducted within Poland.

         There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long- and short-term liabilities. Capital expenditure comprises cash payments for purchases of property, plant and equipment and intangible assets.


23.  RELATED PARTY TRANSACTIONS

     CHANGES IN MANAGEMENT BOARD

          Effective February 7, 2003 Mr. Dariusz Wojcieszek resigned from his position in the Management Board.

          Effective February 28, 2003 Mr. Mariusz Chmielewski resigned from his position in the Management Board.

          Effective March 6, 2003 Ms. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions in the Management Board.

          Effective March 6, 2003, Mr. Zbigniew Lapinski was appointed a member of the Management Board.

          Effective April 10, 2003, Ms. Elizabeth McElroy was appointed a member of the Management Board and Mr. Stefan Albertsson resigned from his position in the Management Board.

          Effective June 11, 2003 Mr. Mariusz Piwowarczyk resigned from his position in the Management Board.

          Effective June 12, 2003, Mr. Paul Kearney was appointed a member of the Management Board.

     OPTIONS GRANTED TO MEMBERS OF THE MANAGEMENT BOARD

          As at December 31, 2003 none of Members of the Management Board of the Company held options granted under the Old Plan. All options under the Old Plan expired on January 1, 2004.

          As at December 31, 2003, the total number of options granted to Members of the Company's Management Board under the New Plan, was 6,342,331, of which 2,899,352 vested as of that date. Strike prices for the options granted to the Management Board range between PLN 2.53 to 3.12 per share. Market price of the Company's shares at December 31, 2003 was PLN
     4.00 per share.



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
                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


     MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

         Compensation and other costs (including consulting agreements) associated with members of the Company's Management Boards and Supervisory Boards during the years ended December 31, 2002 and 2003 amounted to PLN 14,460 and PLN 13,398, respectively. The compensation expense for the year ended December 31, 2003 includes termination benefits of PLN 7,501 paid to the former members of the Management Board pursuant to their resignations. The compensation expense for the year ended December 31, 2002 includes PLN 2,500 of bonus recorded in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders.

24.  COMMITMENTS AND CONTINGENCIES

         Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to PLN 21,942 as at December 31, 2002 and PLN 10,315 (USD 2,757 at the December 31, 2003 exchange rate) as at December 31, 2003.

        MILLENNIUM (NOT IN THOUSANDS)

         In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8.5 million and EUR 2.9 million (PLN 13.7 million at the December 31, 2003 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, which were amended in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

         In accordance with the ruling of the District Court in Warsaw, dated May 8, 2003, the Company seized 100% of shares held by Millennium in its subsidiary Genesis Sp. z o. o. for the purpose of securing our claims related to the repayment of a loan granted by the Company to Millennium in 2000.

         On October 15, 2002, the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's request for a declaration that the share subscription agreement was void and ineffective and their claims for payment of PLN 11.5 million by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also the Company's claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of loan of Euro 2.9 million (PLN 13.7 million at December 31, 2003 exchange rate), is still pending. On February 11, 2003, the court ruled in the Company's favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

         On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. On December 16, 2003, the Regional Court in Warsaw resolved that case and dismissed in full all demands included in Millennium's lawsuit and adjudicated that Netia be reimbursed for the costs of the proceeding of PLN 18 thousand. In the oral justification of the award, the Court pointed out that Millennium failed to support its claims with any reliable evidence. Given the fact that Millennium's claim was completely groundless, the Regional Court imposed on Millennium the maximum costs of the proceedings permitted under the provisions of procedural law. Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition. Accordingly no liability has been recorded for this claim.

         In September 2003, Newman Finance Corp. ("Newman") filed a claim against the Company for damages of PLN 45.4 million, which is the equivalent of USD 11.5 million plus interest accrued since the date of filing the claim until the date of payment. This claim was filed for damages incurred when a security was placed over Millennium's shares between January 4, 2000 and November 1, 2002. On December 3, 2003, Newman filed a motion to secure the claim by taking financial measures and taking over all of the Company's receivables and movables up to PLN 4.6 million, including hardware as well as telecommunication and audiovisual equipment with a value of up to PLN 4.6 million. On December 15, 2003 the Court rejected this motion.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


         On November 7, 2003 Millennium and Genesis Sp. z o.o. ("Genesis"), two shareholders of the Company, filed claims with the Regional Court in Warsaw requesting the invalidation of a resolution on the Company's merger with certain of its wholly owned subsidiaries adopted by the Company's Extraordinary General Shareholders' Meeting on October 30, 2003, and separate claims for the suspension of the proceedings on registering the Company's merger with certain of its subsidiaries in the relevant registry. On December 9, 2003 the District Court in Warsaw decided to join the cases of Millennium and Genesis into one proceeding. On December 23, 2003, the Regional Court in Warsaw refused to allow Millennium and Genesis to participate in the proceedings on the registration of the Company's merger. On January 12, 2004 Millennium and Genesis filed two appeals with the District Court in Warsaw against the Regional Court's decisions. The merger was registered in the register of entrepreneurs on December 31, 2003.

        MINORITY SHAREHOLDERS

         On August 1, 2002, the Company received a copy of a claim filed with the District Court in Warsaw (Sad Okregowy w Warszawie) by an individual shareholder demanding the cancellation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the financial restructuring was harmful to the minority shareholders and violated good custom. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it. At the court hearing held on February 4, 2004, the District Court in Warsaw decided to forward the claim to the Regional Court for the capital city of Warsaw (Sad Rejonowy dla m.st. Warszawy) for its determination. The date of the court hearing before the Regional Court has not been scheduled yet.

         On January 3, 2003, the Company received a copy of a claim filed with the District Court by another minority shareholder, for the cancellation of the same resolution adopted by the Company's General Meeting on April 4, 2002. The claim is substantively based on the same grounds as the aforesaid minority shareholder's claim. The Company received a decision from the District Court of June 14, 2002, in which the District Court resolved to forward the claim to the Regional Court for its determination. On January 17, 2003, the Company filed an answer to this claim and requested the Regional Court to dismiss it. The court hearing before the Regional Court was scheduled for March 2, 2004.

         The Company received a decision in which the District Court resolved to return a claim filed by another minority shareholder requesting the cancellation of the aforesaid resolution adopted by the Company's General Meeting on April 4, 2002 to the Regional Court for its determination. On November 21, 2002 The Regional Court returned a claim on procedural grounds, without considering its merits and without sending a copy thereof to the Company. This decision is now final and not-appealable.

        CONSULTING SERVICES CLAIMS

        The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly, no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

        The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

        TAX CONTINGENT LIABILITY

        Regulations relating to value-added tax, corporate income tax, and payroll (social) taxes have been radically changed in comparison to the tax regulations, which existed prior to the economic and political transformation in Poland. The lack of reference to well-established regulations and the relatively short period in which these new tax regulations have been in place results in there being a lack of clarity and integrity in the regulations. Frequent contradictions in legal interpretations both within government bodies and between companies and government bodies create uncertainties and conflicts. Tax settlements, together with other areas of legal compliance areas (e.g. customs or foreign exchange law) are subject to review and investigation by a number of authorities, which are entitled to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially more significant than those typically found in countries with more developed tax system. The tax authorities may at any time inspect the books and records and may impose additional tax assessments with penalty interest and penalties within 5 years from the end of the year when a tax is due.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

          In 2003 the tax authorities have been carrying out a tax audit in respect of all taxes at Netia S.A. and Netia Telekom S.A., currently merged into Netia S.A. for the year 1999 and in respect of corporate income tax and value added tax at Internet Data Systems S.A., a subsidiary of Swiat Internet S.A., for the year 2001. Those tax audits have not been finalized until the date these financial statements have been signed and Management of the Company is of the opinion that their final outcome cannot be determined.

          The Company's management is not aware of any circumstances, which may give rise to a potential material liability in this respect.


25.  SUBSEQUENT EVENTS

        RESIGNATIONS OF THE MANAGEMENT BOARD MEMBERS

          On January 5, 2004 Ms. Elizabeth McElroy, the Chief Commercial Officer informed the Company of her resignation from the position in the Management Board with the effect as of the end of February 2004.

          On February 25, 2004 Mr. Zbigniew Lapinski resigned from the position as the member of the Management Board with immediate effect. Duties of the financial director of Netia will be temporarily performed by Mr. Dariusz Sokolowski, who was appointed a prox of the Company. Previously, Mr. Sokolowski was the Management Board member and the financial director of RST El-Net SA.

        ACQUISITIONS OF SHARES OF THE COMPANY

          On January 23, 2004 the Company received a notification from Powszechny Zaklad Ubezpieczen SA ("PZU SA") stating that a 5% threshold of the total number of votes at the Company's General Meeting of Shareholders has been exceeded. According to the notification, PZU SA and its subsidiary PZU Zycie SA jointly held 17,543,387 of Netia's shares, which constituted 5.09% of the Netia's share capital, and entitled the holders thereof to exercise 17,543,387 votes at the Company's General Meeting of Shareholders, constituting 5.09% of the total number of votes at Netia's General Meeting of Shareholders at the date of notification.

          On February 25, 2004 the Company received a notification stating that following the purchase of the Company's shares, the following subsidiaries of J.P. Morgan Chase & Co.: J.P. Morgan Securities Ltd. and J.P. Morgan Fleming Asset Management (UK) Limited jointly held 28,917,766 Netia's shares, which represented 8.38% of Netia's outstanding share capital and 8.38% of the total voting power at Netia's General Meeting of Shareholders, as of that date.

        RESIGNATION OF THE SUPERVISORY BOARD MEMBER

          On January 23, 2004 the Company was informed about Mr. Andrzej Wiercinski's resignation from his position as a member of Netia's Supervisory Board. His resignation will be effective on the day immediately following the Supervisory Board's approval of Netia's 2003 financial statements, but no later than March 5, 2004.

                                   NETIA S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


          ACQUISITION OF ALTERNATIVE TELECOMMUNICATIONS OPERATOR EL-NET (NOT IN THOUSANDS)

          On January 29, 2004 the Company acquired Regionalne Sieci Telekomunikacyjne El-Net S.A. ("El-Net"), marking an important step in the Company plans related to consolidation of the Polish telecommunications market. El-Net is one of the largest alternative fixed-line telecommunications operators in Poland, providing services to over 61 thousand customers, including 17 thousand business customers, located in the cities of Warsaw and Bydgoszcz. El-Net's product portfolio includes fixed-line telephony, ISDN, Internet access, leased lines and cable TV services. In 2003 El-Net expects to report approximately PLN 115 million in revenues and PLN 24 million in EBITDA. Approximately 59% of El-Net's voice service revenues are from business customers.

          The purchase consideration included cash of PLN 3.1 million paid for 100% of voting shares acquired and PLN 93.3 million paid to BRE Bank S.A. for certain receivables from El-Net under certain loans granted by El-Net's previous shareholders and affiliates amounting to PLN 672.8 million including due interests, secured by registered pledges on El-Net's property in Warsaw and receivables from El-Net under a syndicated bank loan for a principal amount of PLN 206.3 million including due interests, secured by registered pledges on El-Net's property in Warsaw and Bydgoszcz (the "Loan Receivables"). The Management of the Company considers that it is impracticable to disclose information about the fair value of net assets acquired since the full valuation of El-Net's assets has not been completed yet.

          The Company is going to account for the purchase of El-Net shares using acquisition method and start to consolidate the results of El-Net from January 31, 2004.

        EXERCISE OF WARRANTS (NOT IN THOUSANDS)

          As at March 1, 2004 8,737,944 of warrants have been exercised and the Company's share capital was accordingly increased by 8,737,944 series J shares. As a result at March 1, 2004 the Company's share capital consisted of 352,782,156 ordinary shares and of 1,000 of series A1 shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Date:  March 1, 2004



                                             NETIA S.A.



                                             By:  /S/ WOJCIECH MADALSKI
                                                 ------------------------------
                                             Name: Wojciech Madalski
                                             Title: President of the Company




                                             By:  /S/ DARIUSZ SOKOLOWSKI
                                                  -----------------------------
                                             Name: Dariusz Sokolowski
                                             Title:  Registered Proxy